UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

QUMU CORPORATION

(Name of Subject Company)

QUMU CORPORATION

(Name of Person(s) Filing Statement)

Common Stock

(Title of Class of Securities)

749063103

(CUSIP Number of Class of Securities)

Rose Bentley

Chief Executive Officer

Qumu Corporation

400 S. 4th Street, Suite 401-412

Minneapolis, MN 55415

(612) 638-9100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With a Copy to:

April Hamlin, Esq.

Michael R. Kuhn, Esq.

Ballard Spahr LLP

2000 IDS Center

80 South 8th Street

Minneapolis, MN 55402

(612) 371-3211

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Annex A – Opinion of Craig-Hallum Capital Group LLC	A-1
Annex B – Minnesota Business Corporation Act, Section 302A.471 and Section 302A.473	B-1

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Item 1.	Subject Company Information.

Name and Address

The name of the subject company is Qumu Corporation, a Minnesota corporation (“Qumu” or the “Company”). The address of the principal executive offices of the Company is 400 South 4th Street, Suite 401-412, Minneapolis, Minnesota 55415. The Company’s telephone number is (612) 638-9100.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock of the Company, par value of $0.01 per share (the “Common Stock” or “Shares”). As of the close of business on December 17, 2022, there were 17,932,806 shares of Common Stock outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address

The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in “Item 1. Subject Company Information.”

Tender Offer

This statement relates to a tender offer by Cosmos Merger Sub Inc., a Minnesota corporation (“Purchaser”) and a wholly-owned subsidiary of Enghouse Interactive, Inc., a Delaware corporation (“Parent”), which is an indirect, wholly-owned subsidiary of Enghouse Systems Limited, an Ontario corporation (“Enghouse”), disclosed in a Tender Offer Statement on Schedule TO, dated January 6, 2023 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the issued and outstanding shares of Common Stock at a purchase price of $0.90 per share (the “Offer Price”), in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 6, 2023 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”) (which, together with the Offer to Purchase, constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 17, 2022 (as such agreement may be amended from time to time, the “Merger Agreement”), by and among Purchaser, Parent and the Company. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant portions of the Minnesota Business Corporation Act (the “MBCA”), Purchaser will merge with and into the Company (the “Merger”). The Company after the Effective Time is referred to herein as the “Surviving Corporation.” The Merger, together with the Offer and the other transactions contemplated by the Merger Agreement, are referred to herein as the “Transactions.”

Because the Merger Agreement contemplates that the Merger will be governed by Section 302A.613(4) of the MBCA, no vote of Qumu shareholders will be required to complete the Merger. The Company does not expect there to be a significant period of time between the completion of the Offer and the completion of the Merger. At the effective time of the Merger (the “Effective Time”), which, under the terms of the Merger Agreement, will take place as soon as practicable following consummation of the Offer, and in any event, no later than one business day thereafter, all remaining outstanding Shares not tendered in the Offer (other than Shares held by (i) the Company as treasury stock, owned by Merger Sub or Parent (or their respective wholly-owned subsidiaries), or that were irrevocably accepted for purchase by Merger Sub in the Offer, which Shares shall be automatically cancelled and shall cease to exist, or (ii) shareholders who are entitled to dissent and properly assert dissenter’s rights in accordance with, and in compliance in all respects with the MBCA in connection with the Merger) will be cancelled and automatically converted into the right to receive an amount equal to the Offer Price (the “Merger Consideration”), without interest and less any applicable taxes required to be withheld.

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The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the descriptions contained in the Offer to Purchase and the Letter of Transmittal as well as the full text of the Merger Agreement. Copies of the Merger Agreement, the Offer to Purchase, and the Letter of Transmittal are filed as Exhibits (e)(1), (a)(1)(A) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

As set forth in the Schedule TO, the address of the principal executive offices of Purchaser and Parent are located at c/o Enghouse Systems Limited, Suite 800, 80 Tiverton Court, Markham, Ontario, Canada, L3R 0G4 and the telephone number of Purchaser and Parent is (905) 946-3200.

This Schedule 14D-9 and other SEC filings relating to Qumu such as the Schedule TO, including the Offer to Purchase, the Letter of Transmittal, and related documents (including, without limitation, the Merger Agreement), are available on the investor relations portion of the Company’s website at https://ir.qumu.com. The information on Qumu’s website is not part of this Schedule 14D-9 and is not incorporated by reference into this Schedule 14D-9.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal, and related documents (including, without limitation, the Merger Agreement) and this Schedule 14D-9 (including certain referenced documents), can be obtained without charge from the Securities and Exchange Commission (“SEC”) website at www.sec.gov.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Conflicts of Interest

Except as set forth in this Schedule 14D-9, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between (i) the Company or any of its affiliates, on the one hand and (ii) (x) any of its executive officers, directors or affiliates, or (y) Parent or Purchaser or any of their respective executive officers, directors or affiliates (including Enghouse), on the other hand.

On January 5, 2022, the Qumu board of directors (the “Qumu board”) formed a special committee (the “Qumu special committee”) comprised Mary E. Chowning, Neil E. Cox, Daniel R. Fishback, Edward D. Horowitz, Kenan Lucas, and Robert F. Olson, with Neil E. Cox appointed as the chair of the Qumu special committee. Each member of the Qumu special committee is a disinterested director of the Company (within the meaning of Section 302A.673 of the MBCA), as well as independent under Nasdaq listing rules and SEC rules and regulations. The Qumu special committee was formed to consider and take action, on behalf of the Company, with respect to such proposal, to review and direct negotiations concerning the definitive agreements to be entered into in connection with the proposed transaction including the Merger Agreement, and to make a recommendation to the Board with respect thereto.

The Qumu special committee and the Qumu board were aware of the contracts, agreements, arrangements or understandings, and any actual or potential conflicts of interest, described below in this Item 3 and considered them along with other matters described in “Item 4. The Solicitation or Recommendation – Background of the Transactions; Reasons for the Recommendation of the Qumu Special Committee and the Qumu Board; Opinion of the Company’s Financial Advisor” in reaching its decision to approve the Merger Agreement and the Transactions.

For further information with respect to the arrangements between Qumu and certain executive officers, directors, and affiliates described in this Item 3, as well as other arrangements between the Company and its executive officers, directors, and affiliates, please see the information under the headings “Executive Compensation” and “Director Compensation” of the Company’s Definitive Proxy Statement on Schedule 14A, filed by the Company with the SEC on May 2, 2022, which excerpts are incorporated herein by reference as Exhibit (e)(13).

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Arrangements between Qumu and Parent and Merger Sub

Merger Agreement

On December 17, 2022, the Company, Parent, and Merger Sub entered into the Merger Agreement. The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description do not purport to be complete and are qualified in their entireties by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The Merger Agreement governs the contractual rights and obligations among the Company, Parent, and Merger Sub in relation to the Offer and the Merger. The Merger Agreement is included as an exhibit to this Schedule 14D-9 to provide the Company’s shareholders with additional information regarding the terms of the Merger Agreement and the Transactions. The representations, warranties, and covenants of the Company contained in the Merger Agreement have been made solely for the benefit of Parent and Merger Sub. In addition, these representations, warranties, and covenants (i) have been made only for purposes of the Merger Agreement, (ii) have been qualified by (a) matters specifically disclosed in certain reports filed by the Company with the SEC at least three business days prior to the date of the Merger Agreement (subject to certain exceptions) and (b) confidential disclosures made to Parent and Merger Sub in the disclosure schedule delivered in connection with the Merger Agreement (the “Disclosure Schedule”), (iii) are subject to various materiality qualifications contained in the Merger Agreement, which may differ from what may be viewed as material by investors, (iv) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement, (v) will not survive completion of the Merger and (vi) have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as fact. Accordingly, the Merger Agreement is included with this Schedule 14D-9 only to provide investors with information regarding the terms of the Merger Agreement and the Transactions, and not to provide investors with any other factual information regarding the Company or its business. In addition, any such confidential disclosures contain information that modifies, qualifies, and creates exceptions to the representations, warranties, and covenants set forth in the Merger Agreement. Investors should not rely on the representations, warranties, and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company or any of its subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties, and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Merger Agreement should not be read alone but should instead be read in conjunction with the other information regarding the Company that is or will be contained in, or incorporated by reference into, the Forms 10-K, Forms 10-Q, and other documents that the Company files with the SEC, including with regard to the Offer and the Merger.

Confidentiality Agreement

Qumu and Enghouse entered into a letter agreement, dated as of July 26, 2022 (the “Confidentiality Agreement”). As a condition to being furnished with Evaluation Material (as defined in the Confidentiality Agreement), Enghouse agreed that such Evaluation Material will be treated confidentially by it and its affiliates, officers, directors, employees, consultants, advisors, financing sources, co-investors and representatives of Enghouse and its affiliates, and will be used solely for the purpose of evaluating a possible negotiated transaction involving the Company. The parties’ obligations under the Confidentiality Agreement will remain in effect for a period of one year from the date of the Confidentiality Agreement.

The foregoing summary and description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.

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Letter of Intent

On November 8, 2022, Qumu and Enghouse entered into a non-binding letter of intent (the “Letter of Intent”) relating to the Transactions. The Letter of Intent contains a summary of the non-binding terms of the merger agreement as agreed at that time, customary provisions and a binding exclusivity provision pursuant to which, among other things, Qumu agreed that Enghouse would have the exclusive right to complete the proposed Transaction for a period of time from the date of the Letter of Intent until the first to occur of the termination of the Letter of Intent by the mutual agreement of the parties, the execution of the Merger Agreement, Enghouse’s indication to Qumu of its decision not to proceed with the proposed Transaction or December 15, 2022. During this time, Qumu’s directors, officers, employees, agents, attorneys, accountants, investments bankers and other representatives were prohibited from initiating, soliciting, seeking, facilitating or encouraging any inquiries or the making of any proposal, or negotiating or entering into or continuing discussions with respect to alternative transactions or making information available to any party in respect of any potential transaction involving the purchase of Qumu.

The foregoing summary and description of the Letter of Intent does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter of Intent, which is filed as Exhibit (e)(4), to this Schedule 14D-9 and is incorporated herein by reference.

Arrangements between Qumu’s Executive Officers, Directors and Affiliates, and Parent and Merger Sub

Tender and Support Agreement

Concurrently with the execution of the Merger Agreement, Parent and Merger Sub entered into a Tender and Support Agreement (the “Support Agreement”) with the Company’s directors and executive officers and Harbert Discovery Fund, LP (each, a “Supporting Shareholder”). Pursuant to the Support Agreement, the Supporting Shareholders have agreed to tender shares of Common Stock held by them in the Offer and to otherwise support the transactions contemplated by the Merger Agreement.

The Supporting Shareholders will receive the Per Share Amount on the same terms and conditions as the other shareholders of the Company in the Offer. If the Supporting Shareholders do not tender their shares of Common Stock for purchase pursuant to the Offer, but the conditions of the Offer are otherwise satisfied or waived in accordance with the terms of the Merger Agreement and the Merger is consummated, these Supporting Shareholders would also receive the Per Share Amount on the same terms and conditions as the other shareholders of the Company.

As of December 17, 2022, the Supporting Shareholders owned in aggregate 2,327,322 shares of Common Stock, representing approximately 13.0% of the 17,932,806 shares of Common Stock issued and outstanding as of December 17, 2022. The foregoing number of shares excludes (i) shares of Common Stock subject to issuance pursuant to outstanding Company stock options, (ii) shares of Common Stock subject to outstanding restricted stock and restricted stock unit awards, and (iii) shares of Common Stock subject to outstanding performance stock unit awards.

The foregoing summary and description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Arrangements between Qumu and its Executive Officers, Directors, and Affiliates

Certain of the Company’s executive officers and directors may be deemed to have interests in the Transactions that may be different from, or in addition to, those of the Company’s shareholders generally. These interests may create potential conflicts of interest. The Qumu special committee and the Qumu board were aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions and to recommend that the Company’s shareholders accept the Offer and tender their Shares in the Offer.

Effect of the Merger on Qumu Common Stock and Equity-Based Incentive Awards

Certain executive officers and directors of the Company hold one or more of the following forms of equity: shares of Common Stock, stock options to purchase Common Stock, restricted stock awards, restricted stock units, and performance based performance stock unit awards.

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The Company’s executive officers and directors who tender Shares they own pursuant to the Offer will be entitled to the same Offer Price on the same terms and conditions as the other Company shareholders who tender Shares pursuant to the Offer. The Company’s directors and executive officers have agreed to tender Shares held by them in the Offer pursuant to the Support Agreement described above under the heading “Arrangements between Qumu’s Executive Officers, Directors and Affiliates, and Parent and Merger Sub – Tender and Support Agreement.” If the Merger occurs, at the Effective Time, any Shares owned by the Company’s executive officers and directors that are not tendered pursuant to the Offer will be entitled to receive the same Merger Consideration on the same terms and conditions as the other Company shareholders whose Shares are converted into the right to receive the Merger Consideration in the Merger.

Equity-based incentive awards, whether outstanding to Qumu executive officers and directors or to other Qumu personnel, will be treated as follows pursuant to the Merger Agreement:

Stock Options. As of the Effective Time, each Company stock option outstanding immediately before the Effective Time, whether or not then exercisable or vested, will be canceled and converted into the right to receive an amount in cash, without interest, equal to the product obtained by multiplying (i) the excess, if any, of the Merger Consideration over the per Share exercise price of the applicable Company stock option by (ii) the aggregate number of Shares subject to such Company stock option immediately before the Effective Time. There are no outstanding Company stock options with an exercise price less than the Merger Consideration.

Company Restricted Stock Awards and Restricted Stock Unit (RSUs). As of the Effective Time, each share of Common Stock subject to time-based restricted stock awards or time-based restricted stock unit (RSU) awards and outstanding immediately before the Effective Time, whether or not then restricted or subject to vesting or risk of forfeiture, will be canceled and converted into the right to receive an amount in cash equal in value to the Merger Consideration multiplied by the aggregate number of shares of Common Stock subject to such Company restricted stock award or Company RSU award immediately before the Effective Time.

Company Performance Stock Units (PSUs). With respect to each PSU with a performance period ending December 31, 2022, the Qumu compensation committee will, prior to the Offer Acceptance Time, determine the “Percentage Achievement” based on the actual performance of the Company against the “Performance Goals” for the 2022 performance period as described in the applicable award agreement. The Percentage Achievement multiplied by the number of PSUs will determine the number of “Company Achieved PSUs.” As of the Effective Time, each Company Achieved PSU, whether or not then restricted or subject to vesting or risk of forfeiture, will be canceled and converted into the right to receive an amount in cash equal in value to the Merger Consideration multiplied by the aggregate number of shares of Common Stock subject to such Company Achieved PSU immediately before the Effective Time.

PSUs That Are Not Company Achieved PSUs. Each PSU, other than the Company Achieved PSUs, that is outstanding immediately before the Effective Time, including the portion of each outstanding PSU award relating to a 2023 performance period, will be canceled and forfeited to the Company without payment of any consideration therefor as of the Effective Time.

All amounts payable in respect of the Company equity-based incentive awards will be paid without interest and are subject to applicable tax withholding. Parent is obligated to cause the Surviving Corporation to pay the relevant amounts promptly as practicable following the Effective Time and in any event not later than the second regular Surviving Corporation payroll date thereafter.

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Outstanding Shares and Equity Awards Held by Directors and Executive Officers

The following table sets forth as of January 1, 2023 (i) the number of Shares beneficially owned by each of our executive officers and directors (which, for clarity, excludes Shares subject to issuance pursuant to granted and outstanding Company stock options, restricted stock awards, RSUs and PSUs) and (ii) the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price.

Name	Number of Shares Beneficially Owned (1)	Value of Shares

Executive Officers
Rose Bentley	44,066		$39,605
Thomas A. Krueger	0		$0
Non-Employee Directors		$
Neil E. Cox	78,967		$71,070
Mary E. Chowning	59,967		$53,970
Daniel R. Fishback	124,659		$112,193
Edward D. Horowitz	71,500		$64,350
Kenan Lucas	1,753,851		$1,578,466
Robert F. Olson	194,732		$174,935

(1) Includes 1,695,785 Shares held by Harbert Discovery Fund, LP, as to which Mr. Lucas specifically disclaims beneficial ownership except to the extent of his pecuniary interest therein.

Of the Qumu executive officers and directors, only Ms. Bentley and Mr. Krueger hold outstanding Company stock options. As of January 1, 2023, the number of Shares underlying these stock options is: Ms. Bentley, 50,000 shares and Mr. Krueger, 200,000 shares. There are no outstanding Company stock options with an exercise price less than the Merger Consideration. Accordingly, the value of the outstanding Company stock options held by Ms. Bentley and Mr. Krueger will be zero.

Of the Qumu executive officers and directors, only Ms. Bentley holds a restricted stock award and the 5,876 shares of restricted stock subject to her outstanding restricted stock award would have a value of $5,288 based on the Merger Consideration.

Of the Qumu executive officers and directors, only Ms. Bentley and Mr. Krueger hold PSUs. As of January 1, 2023, the number of Shares underlying the PSUs with a performance period ending December 31, 2022 and the value of such Shares based on the Merger Consideration is as follows: Ms. Bentley, 38,904 Shares and $35,014; and Mr. Krueger, 45,750 Shares and $41,175, assuming each PSU had a Percentage Achievement of 100% for the performance period ending December 31, 2022. As of January 1, 2023, each of Ms. Bentley and Mr. Krueger also hold PSUs for 30,000 Shares with a performance period ending December 31, 2023 that will be forfeited without any consideration at the Effective Time as provided in the Merger Agreement.

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The following table sets forth as of January 1, 2023 (i) the number of Shares subject to issuance pursuant to outstanding RSUs and (ii) the aggregate cash consideration that would be payable for the Shares subject to such RSUs.

Name	Number of Shares Underlying RSUs (1)	Value of RSU Shares
Executive Officers
Rose Bentley	180,000		$162,000
Thomas A. Krueger	0		$0
Non-Employee Directors		$
Neil E. Cox	110,452		$99,407
Mary E. Chowning	42,353		$38,118
Daniel R. Fishback	57,320		$51,588
Edward D. Horowitz	57,320		$51,588
Kenan Lucas	42,353		$38,118
Robert F. Olson	65,452		$58,907

Severance and Change of Control Agreements

Qumu has previously entered into a letter agreement relating to severance and change in control benefits (the “letter agreement”) with each of its current executive officers, Chief Executive Officer Rose Bentley and Chief Financial Officer Thomas A. Kruger. None of the Company’s former executive officers are entitled to any amounts under the letter agreements to which they were a party prior to their termination of employment.

Under the letter agreements, if a change in control occurs, but the executive officer’s employment is not terminated within twelve months of the change in control, the executive officer is not entitled to any payment or benefit.

The letter agreements provide that if a change in control occurs and within twelve months of the change in control the executive officer’s employment is terminated by Qumu without cause or by the executive for good reason (as defined in the letter agreement), Qumu must pay the executive officer a cash severance payment within sixty days of the date of termination. For Ms. Bentley, the severance payment will be equal to 100% of the sum of her annual base salary and her “target bonus” in effect on such date (without giving effect to any reduction that results in the executive’s termination for good reason). For Mr. Krueger, the severance payment will be equal to 50% of the sum of his annual base salary and his “target bonus” in effect on such date (without giving effect to any reduction that results in the executive’s termination for good reason). The “target bonus” is the cash amount under all Qumu’s short-term annual incentive compensation plans in which the executive participates, waiving any condition for payment to the executive and assuming that the performance goals for the period were achieved at the 100% level. Qumu also must pay a portion of the premiums for continued health, dental and group life insurance until the earlier of: (A) for Ms. Bentley, twelve months from the date COBRA coverage begins and for Mr. Krueger, six months from the date COBRA coverage begins; or (B) the date COBRA coverage otherwise terminates.

Ms. Bentley’s annual base salary is $385,000, with a target bonus opportunity under the 2022 annual company bonus plan of 110% of her base salary. Mr. Krueger’s annual base salary is $300,000, with a target bonus opportunity under the 2022 annual company bonus plan of 60% of his base salary.

These salary continuation and change in control benefits are conditioned upon the executive officer’s execution of a general release and compliance with a nondisclosure and non-competition agreement. Further, in the event that the vesting of options upon a change in control, together with all other benefits provided by the letter agreements, would result in all or a portion of such amount being subject to excise tax then the executive will be entitled to either the full amount of the payments or value of benefits under the letter agreements or such lesser amount as determined by Qumu that would result in no portion of the payment being subject to excise tax, whichever results in the receipt by the executive officer of the greatest amount on an after-tax basis.

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Additionally, if the amounts payable under the letter agreements would be subject to the requirements of Section 409A of the Internal Revenue Code, Qumu may amend the letter agreements as Qumu may determine, including to delay the start of any payment as provided in the letter agreements, amend the definition of change in control, and amend the definition of disability. In the event any such payment is so delayed, the amount of the first payment to the executive officer will be increased for interest earned on the delayed payment based upon interest for the period of delay, compounded annually, equal to the prime rate (as published in the Wall Street Journal) in effect as of the date the payment should otherwise have been provided.

If the executive officer resigns (other than for good reason during the twelve month period following a change in control), if Qumu terminates the executive officer’s employment for cause, or if the executive officer’s employment terminates as a result of death or disability, the executive officer is entitled to receive the executive officer’s base salary accrued but unpaid as of the date of termination, but is not entitled to receive any severance or salary continuation benefit thereafter.

Quantification of Potential Payments to Qumu’s Named Executive Officers

The table below sets forth the information required by Item 402(t) of Regulation S-K regarding certain compensation that has, will or may be paid or become payable to Qumu’s executive officers in connection with the Transactions, based on a number of assumptions. The table below assumes that:

●	January 1, 2023, the latest practicable date prior to the filing of this Schedule 14D-9, is the date of the closing of the Offer and occurrence of the Effective Time;

●	the employment of each of executive officer is terminated without “cause” immediately following the Effective Time; and

●	the Qumu compensation committee determines that the Percentage Achievement of Performance Goals for each PSU with a performance period ending December 31, 2022 is 100%, resulting in the maximum number of Company Achieved PSUs for the purposes of the table below (but note that the Qumu compensation committee will determine the Percentage Achievement based upon actual performance of the Company as compared to the Performance Goals), and each PSU relating to a 2023 performance period is forfeited.

Golden Parachute Compensation (1)
Name	Cash ($)(2)	Equity ($)(3)	Perquisites / Benefits ($)(4)	Total
Rose Bentley	$808,500	$202,302	$21,056	$1,031,858
Thomas A. Krueger	$240,000	$41,175	$12,772	$293,947

(1) There are no tax reimbursement, pension benefits or other payments to the named executive officers that are required to be disclosed in this table pursuant to Item 402(t) of Regulation S-K.

(2) The amounts reported in this column represent the cash severance payment that each named executive officer would be entitled to receive under her or his letter agreement, which is a “double trigger” arrangement requiring both a change of control and a qualifying termination of employment within 12 months following the change of control.

(3) The amounts reported in this column represent the value of acceleration of outstanding Company stock options, RSUs and PSUs, after giving effect to the determinations of Qumu’s compensation committee as noted in the assumptions to this table, as described above in the section entitled “Effect of the Merger on Qumu Common Stock and Equity-Based Incentive Awards.” Although the Qumu stock options will accelerate, none of the outstanding stock options has an exercise price that exceeds $0.90 per share so no value is attributable to outstanding Company stock options. The value of the outstanding RSUs and Company Achieved PSUs was calculated by multiplying the number of Shares subject to such award by the Merger Consideration.

(4) The amounts reported in this column represent the estimated cost of the employer portion of continued health, dental and group life insurance payable by Qumu under the letter agreements, assumed for a period of 12 months for Ms. Bentley and 6 months for Mr. Krueger. This benefit is a “double trigger” arrangement requiring both a change of control and a qualifying termination of employment within 12 months following the change of control.

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Director and Officer Indemnification and Insurance

Section 302A.521 of the MBCA and Article 8 of the Company’s bylaws require, among other things, the indemnification of persons made or threatened to be made a party to a proceeding by reason of acts or omissions performed in their official capacity as an officer, director, employee or agent of the Company against judgments, penalties and fines (including attorneys’ fees) if such person is not otherwise indemnified, acted in good faith, received no improper benefit and the provisions relating to director conflicts of interest (if applicable) have been satisfied, reasonably believed that such conduct was in the best interests of the Company or, in the case of certain acts or omissions, reasonably believed that such conduct was not opposed to the best interests of the Company, and, in the case of criminal proceedings, had no reason to believe the conduct was unlawful. In addition, Section 302A.521, subdiv. 3, of the MBCA requires payment by the Company, upon written request, of reasonable expenses in advance of final disposition in certain instances (a) if the Company receives a written affirmation from the person of a good faith belief that the criteria for indemnification have been satisfied and a written undertaking by the person to repay all amounts so paid or reimbursed by the Company if it is ultimately determined that the criteria for indemnification have not been satisfied and (b) a determination that the facts then known to those making the determination would not preclude indemnification.

The Company has also obtained directors’ and officers’ liability insurance that provides coverage (i) to its directors and officers against certain liabilities arising from claims made by reason of actual or alleged breaches of duty or other wrongful acts and (ii) to the Company with respect to indemnification payments that it may make to such directors and officers.

The Merger Agreement provides that from and after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, in each case, to the fullest extent permitted under applicable law, indemnify and hold harmless, and advance expenses to, each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director officer, employee, agent or fiduciary of the Company or of a subsidiary of the Company (each, an “Indemnitee” and, collectively, the “Indemnitees”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise), and expenses (including fees and expenses of legal counsel) in connection with any legal action (including as may be administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (i) the fact that an Indemnitee is or was a director, officer, employee, agent, or fiduciary of the Company or any of its subsidiaries or was acting in such capacity or (ii) acts or omissions by an Indemnitee in the Indemnitee’s capacity as a director, officer, employee, or agent of the Company or any of its subsidiaries or taken at the request of the Company or any of its subsidiaries (including in connection with serving at the request of the Company or such subsidiary as a representative of another person (including any employee benefit plan)), in each case, under clause (i) or (ii), at, or at any time prior to, the Effective Time (including any legal action (including as may be administrative or investigative) relating in whole or in part to the Transactions or relating to enforcement of such provision in the Merger Agreement).

In addition, the Merger Agreement provides that from and after the Effective Time, the Surviving Corporation shall, and Parent will cause the Surviving Corporation to, in each case, to the fullest extent permitted under applicable law, assume all obligations of the Company and each subsidiary of the Company to the Indemnitees in respect of indemnification, advancement of expenses, and exculpation of liabilities for acts or omissions occurring at or prior to the Effective Time as provided in the organizational documents of the Company or its subsidiaries as in effect on the date of the Merger Agreement.

Further, the Merger Agreement provides that for a period of six (6) years from and after the Effective Time, Parent will cause, unless otherwise required by law, the articles of incorporation and bylaws of the Surviving Corporation to contain provisions no less favorable to the Indemnitees with respect to limitation of liabilities of directors and officers of the Company and indemnification than are set forth as of the date of the Merger Agreement in the Company’s Articles of Incorporation and Bylaws. The Merger Agreement also contains certain customary provisions regarding control of the defense and settlement of legal proceedings subject to such indemnification.

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The Merger Agreement requires Parent and the Surviving Corporation to jointly and severally maintain in effect for at least six years after the Effective Time, the Company’s current policies of directors’ and officers’ liability insurance and fiduciary liability insurance on terms and scope with respect to coverage, and in amount, no less favorable to its covered individuals than those of such policies in effect on the date of the Merger Agreement, or policies, issued by a reputable insurer at least equivalent to the insurer of the Company’s current directors’ and officers’ liability and fiduciary liability insurance, of at least the same coverage and amounts containing terms and conditions that are no less advantageous with respect to claims arising out of or relating to events that occurred before or at the Effective Time (including in connection with the negotiation and execution of the Merger Agreement and the completion of the Transactions), so long as Parent and the Surviving Corporation are not required to pay an annual premium in excess of 300% of the last annual premium paid by the Company for such insurance before the date of the Merger Agreement. In lieu of the arrangements contemplated in the previous sentence, before the Effective Time, the Merger Agreement entitles the Company in consultation with Parent to, and at the request of Parent, the Company shall, purchase a fully-paid and non-cancellable “tail” directors’ and officers’ liability and fiduciary liability insurance policies covering the matters described in the previous sentence and on like terms, scope and amount (and covering, without limitation, the Transactions) and, if the Company purchases such policies before the Effective Time, then Parent and the Surviving Corporation’s obligations under the previous sentence will be satisfied as long as Parent and the Surviving Corporation cause such policies to be maintained in effect for a period of six (6) years following the Effective Time.

Exchange Act Section 16 Matters

Pursuant to the Merger Agreement, the Company has agreed to take such steps as may be reasonably required or advisable to cause dispositions of the Company’s equity securities (including derivative securities) pursuant to the Transactions by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10 Matters

The Merger Agreement provides that, prior to the time at which Parent irrevocably accepts for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer, the Qumu compensation committee, to the extent required, will take such steps to cause each employment compensation, severance or other employee benefit arrangement pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of the Company to be approved by the Compensation Committee in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

Item 4.	The Solicitation or Recommendation.

Qumu Board Recommendation

At a meeting held on December 17, 2022, the Qumu special committee and the Qumu board unanimously: (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement, are fair to and in the best interests of the Company and its shareholders, (ii) approved the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement and declared it advisable that the Company enter into the Merger Agreement and consummate the transactions contemplated thereby, and (iii) resolved, subject to the terms and conditions of the Merger Agreement, that the Company’s shareholders tender their shares of Common Stock in the Offer.

Accordingly, and for other reasons described in more detail below, the Qumu board unanimously recommends that shareholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

See “Item 4. The Solicitation or Recommendation – Reasons for Recommendation of the Qumu Special Committee and the Qumu Board” of this Schedule 14D-9.

A copy of a press release issued by the Company and Enghouse, dated as of December 19, 2022, announcing entry into the Merger Agreement is filed as Exhibit (a)(5)(A) to this Schedule 14D-9 and is incorporated herein by reference.

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Background of the Transactions

The following chronology summarizes certain key events and contacts that led to the signing of the Merger Agreement. It does not purport to catalogue every conversation among the Qumu board, members of Qumu management, or Qumu’s representatives and other parties.

The Qumu board, together with its management, regularly reviews and assesses the Company’s performance, future growth prospects, business plans, competitive position, and overall strategic direction. As part of that review process, the Qumu board, from time to time, considers a variety of strategic alternatives that may be available, including pursuing potential strategic transactions with third parties, in each case with the goal of maximizing value for Qumu shareholders.

On October 21, 2021, the Qumu board held a regular meeting attended by Qumu management, including Qumu’s then-current Chief Executive Officer, TJ Kennedy and Rose Bentley, who was then serving as Chief Operating Officer, as well as a representative of Ballard Spahr. During this meeting, the Qumu directors met in executive session without Qumu management to discuss operational, financial and strategic matters, including strategic alternatives. The Qumu board believed that additional advice regarding Qumu’s business strategy would be helpful to inform the development of the 2022 annual operating plan (AOP) and better position Qumu to maximize its financial performance, which would be critical to any strategic alternative that may be available to Qumu. The Qumu board discussed the profile of the appropriate advisor for this type of engagement, including relevant strategic assessment capabilities and expertise specifically in the enterprise video market.

On December 1, 2021, the Qumu board held a special meeting attended by Qumu management, including Mr. Kennedy and Ms. Bentley, as well as a representative of Ballard Spahr. During this meeting, management presented a preview of the preliminary 2022 AOP. The Qumu board directed management to develop tactics for cash management and alternatives for increasing cash runway as part of the further development of the 2022 AOP. The Qumu board scheduled another meeting for December 16, 2021 to review the next iteration of the 2022 AOP.

On December 6, 2021, Qumu hired Thomas A. Krueger as its Chief Financial Officer.

On December 16, 2021, the Qumu board held a special meeting attended by Qumu management, including Mr. Kennedy, Mr. Krueger and Ms. Bentley, as well as a representative of Ballard Spahr. Management presented a summary of the forecasted 2021 year-end financial performance and also presented to the Qumu board the preliminary 2022 AOP, revised to reflect the changes directed by the Qumu board. During an executive session without Qumu management, the Qumu board again expressed support for engaging an advisor to assist the Qumu board with a strategic assessment of Qumu, its business, technology and competitive positioning. Following this meeting, the Qumu board began contacting potential advisors to determine their interest in an engagement and to gather additional information for consideration by the Qumu board.

On January 5, 2022, the Qumu board formed a special committee consisting of all directors other than Mr. Kennedy, who also served as Chief Executive Officer at that time. The members of the Qumu special committee were Mary E. Chowning, Neil E. Cox, Daniel R. Fishback, Edward D. Horowitz, Kenan Lucas, and Robert F. Olson, with Mr. Cox appointed as the chair of the Qumu special committee. The members of the Qumu special committee are each independent under Nasdaq listing rules and SEC rules and regulation. Additionally, each director serving on the Qumu special committee is a disinterested director within the meaning of the business combination provisions of the Minnesota Business Corporation Act (MBCA) and meets the qualifications for committee service under the control share acquisition provisions of the MBCA.

On January 10, 2022, the Qumu special committee met with Mr. Kennedy and a representative of Ballard Spahr to review the presentation materials from a boutique investment banking and financial advisory firm with offices in New York and London (the “Advisory Firm”) that had expressed interest in the engagement for a strategic assessment of Qumu. During this meeting, the Qumu special committee discussed the need for strategic review and assessment as an initial phase of work by the Advisory Firm and the potential for a second phase of work at the Qumu board’s election involving strategic alternatives, which would include a potential sale of Qumu.

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On January 17, 2022, the Qumu special committee met with Mr. Kennedy and a representative of Ballard Spahr present. The Qumu special committee approved the engagement of the Advisory Firm for two phases of work: first, a strategic assessment, and second, pursuit of a strategic transaction involving the sale of Qumu if it was determined appropriate by the Qumu board based on the strategic assessment. The Qumu special committee determined that the Advisory Firm’s strategic assessment report should be delivered on February 3, 2022 so that the Qumu board would be positioned to determine the advisability of the sale of Qumu at its next regular meeting to be held on February 24, 2022. The engagement letters with the Advisory Firm were executed on January 17, 2022 following the Qumu special committee meeting.

On February 3, 2022, the Qumu special committee met with representatives of the Advisory Firm present, as well members of Qumu management including Mr. Kennedy, Mr. Krueger and Ms. Bentley and a representative of Ballard Spahr. The Advisory Firm presented to the Qumu special committee regarding its initial strategic assessment of the Company, including the Company’s position in the market, trends in the Company’s sector, operations and scale challenges, and consolidation in the enterprise video market. The Qumu special committee determined to revisit the pursuit of strategic alternatives depending on the Company’s progress in 2022 toward improving financial performance, enhancing the Company’s value, and addressing the challenges identified by the Advisory Firm. Given that the final 2022 AOP was to be presented at the regular board meeting to be held on February 24, 2022, the Qumu special committee provided feedback to Mr. Kennedy regarding the development of the 2022 AOP to address some of the challenges noted.

During January and February 2022, the Qumu special committee continued its exploration of financial advisors to be engaged for the potential sale of Qumu. During this period, the Qumu special committee evaluated five firms and Qumu entered non-disclosure agreements with three of these firms at the direction of the Qumu special committee as part of the interview process for these firms.

On February 24, 2022, the Qumu board held a regular meeting with members of Qumu management including Mr. Kennedy, Mr. Krueger and Ms. Bentley and representatives of Ballard Spahr. During this meeting, Qumu management presented the 2022 AOP reflecting changes as previously directed by the Qumu special committee. During this meeting, the Qumu board of directors discussed the need for changes in the Company’s business in order limit cash burn and refocus all cash resources on revenue generating activities, pivoting away from the direct sales strategy to a channel partner strategy. The Qumu board directed management to re-cast the 2022 AOP toward these goals and present the re-cast 2022 AOP for the Qumu board’s consideration at the earliest available opportunity.

Immediately following the Qumu board meeting on February 24, 2022, the Qumu special committee convened a meeting with a representative of Ballard Spahr present, but no members of Qumu management. During this meeting, the Qumu special committee noted of the three financial advisory firms interviewed, one firm did not have the requisite expertise and two declined the representation. The Qumu special committee indicated it would continue to seek to identify financial advisory firms. Later during this Qumu special committee meeting, the Advisory Firm presented a situational assessment of Qumu and alternative proposed plans for improvement in financial and operational performance, primarily through expense reduction to extend Qumu’s cash runway and efforts to drive sales growth. Based upon the information presented by the Advisory Firm, the Qumu special committee believed that Qumu needed to reduce its expense profile and implement other improvements before pursuing any strategic alternative in order to best position Qumu for future success in operations, financial performance and strategic transactions of any kind. The Qumu special committee reaffirmed its earlier direction to Qumu management to recast the 2022 AOP to limit cash burn and refocus all cash resources on revenue generating activities.

On March 16, 2022, the Qumu special committee held a meeting attended by a representative of Ballard Spahr, but no members of Qumu management. The Qumu special committee engaged in a lengthy discussion regarding the strategic assessment from the Advisory Firm and potential next steps in the strategic alternatives process depending on the 2022 AOP forecasted cash flow and other key results. At this meeting, the Qumu special committee determined to continue to monitor the Company’s financial performance, particularly cash, cash flows and growth in SaaS revenue and SaaS annual recurring revenue, in order to determine the appropriate next steps, including a possible time to initiate a process for the sale of the Company.

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On March 21, 2022, the Qumu board of directors held a regular meeting with members of Qumu management including Mr. Kennedy, Mr. Krueger and Ms. Bentley and a representative of Ballard Spahr. At this meeting, Qumu management presented the 2022 AOP recast in accordance with the direction of the Qumu board to limit cash burn and refocus all cash resources on revenue generating activities. Thereafter, the Qumu board approved the 2022 AOP.

On April 12, 2022, Mr. Kennedy informed the Company of his resignation, effective April 15, 2022, as President and Chief Executive Officer and as a director to pursue other interests. Mr. Kennedy’s resignation was not due to a disagreement with Qumu. The Qumu board of directors appointed Ms. Bentley, then its Chief Operating Officer, to succeed Mr. Kennedy as President and Chief Executive Officer, effective April 16, 2022. Also effective April 16, 2022, Ms. Bentley was appointed to Qumu board. Ms. Bentley was not appointed to the Qumu special committee.

In light of the timing of the appointment of Ms. Bentley as Chief Executive Officer and her significant experience in execution of a channel partner strategy, the Qumu board directed that Ms. Bentley and Mr. Krueger re-evaluate the previously approved 2022 AOP.

On April 21, 2022, the Qumu special committee held a meeting attended by a representative of Ballard Spahr, but no members of Qumu management. At this meeting, the Qumu special committee reviewed outreach from a private equity firm expressing preliminary interest in acquiring Qumu, as well as a potential unsolicited expression of interest received by the Advisory Firm, which had not been instructed to pursue the sale of Qumu. The Qumu special committee determined not to pursue these expressions of interest in order to focus management on the execution of Qumu’s business plan, including reduction in expenses, execution of the channel and cloud transformation strategies, and achievement of cash flow break even. The Qumu special committee also noted that pursuing strategic alternatives at that time would be premature given that the Qumu board had yet to evaluate the forecasted financial results of the 2022 AOP under review by management. The Qumu special committee also determined to re-initiate contact with an investment banking firm that had previously advised the Qumu board in a strategic alternatives process.

On May 2, 2022, the Company provided notice to Qumu shareholders of the 2022 Annual Meeting of Shareholders (the “2022 Annual Meeting”) to be held on June 2, 2022. Among the proposals presented at the 2022 Annual Meeting was a shareholder proposal relating to the engagement of an investment bank for the sale of Qumu. The Qumu board did not recommend a vote for or against this shareholder proposal. Rather, the Qumu board was interested in the viewpoints of the Company’s shareholders and committed to evaluate the voting results on the shareholder proposal, together with additional shareholder input received in connection with the 2022 Annual Meeting and through Qumu’s shareholder engagement program, in determining what actions it would take.

On May 27, 2022, the Qumu board held a meeting attended by Ms. Bentley and Mr. Krueger, as well as a representative of Ballard Spahr. Qumu management reviewed with the Qumu board an updated forecast for 2022, which reflected delays in the expected increases in new logo bookings to the third and fourth quarters of 2022. The overall impact of the updated forecast was to push out the Company’s estimated cash flow breakeven point to the second quarter 2023. Based upon this information, the Qumu board discussed in executive session without Qumu management accelerating the timing of a strategic alternatives process. The investment banking firm that had previously advised the Qumu board in a strategic alternatives process had declined the engagement. Prior to this meeting, Craig-Hallum Capital Group LLC (“Craig-Hallum”) contacted a member of the Qumu board in response to the 2022 Annual Meeting shareholder proposal and expressed interest in an engagement. After considering the other investment banking and financial advisory firms the Qumu board had previously identified and considered for a sale of the Company, the Qumu board determined to invite Craig-Hallum to present at the next regularly scheduled Qumu board meeting, which would be held immediately prior to the 2022 Annual Meeting.

On June 2, 2022, the Qumu board held a regular meeting that preceded the 2022 Annual Meeting. During this meeting, Craig-Hallum gave a presentation to the Qumu board relating to its background and its experience, expertise and services, as well as approach to the engagement. After confirming that Craig-Hallum had no conflicts of interest that would prevent it from fulfilling its obligations as Qumu’s financial advisor, the Qumu board selected Craig-Hallum to act as Qumu’s financial advisor based on Craig-Hallum’s qualifications, expertise and reputation, its knowledge of and involvement in recent transactions in the technology industry, and its knowledge of and familiarity with Qumu’s business. The Qumu board authorized Mr. Cox to enter into an engagement letter on Qumu’s behalf on terms discussed at the meeting. On June 6, 2022, Qumu entered into a letter agreement with Craig-Hallum pursuant to which the Qumu board and the Qumu special committee engaged Craig-Hallum with respect to a sale of the Company.

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Later in the day on June 2, 2022, the Company held the 2022 Annual Meeting. With respect to the shareholder proposal relating to the engagement of an investment bank for the sale of Qumu, the Qumu shareholders approved this proposal on an advisory basis with 52% of the shares voting in favor and 48% of the shares voting against or abstain. The Qumu board took note of the voting results and other feedback from Qumu shareholders as it pursued the process for the sale of Qumu.

Following discussions with the Qumu special committee and at its instruction, beginning in July 2022, representatives of Craig-Hallum contacted 93 potential counterparties regarding their possible interest in a transaction with Qumu. From July 2022 to November 2022, 26 of the potential counterparties contacted expressed preliminary interest in a potential acquisition of Qumu, entered into non-disclosure agreements, and were given access to an electronic data room. All non-disclosure agreements containing a standstill provision provided that the standstill would automatically terminate if Qumu publicly announced that it had entered into a definitive agreement relating to a sale transaction.

On July 8, 2022, the Qumu board held a regular meeting with Mr. Krueger and a representative of Ballard Spahr present. As part of this meeting, the Qumu board received an update on status of the Qumu strategic alternatives process, including preparation of materials and messaging relating to the opportunity. The Qumu board also recognized the Qumu’s stock price had been trading below $1.00 per share for several trading days which implicated the continued listing requirements of the Nasdaq Stock Market. In the Qumu board’s view, non-compliance with the continued listing requirements of the Nasdaq Stock Market would negatively impact Qumu’s ability to raise capital.

On July 21, 2022, the Qumu board held a meeting attended by Mr. Krueger and a representative of Ballard Spahr. During a portion of this meeting, the Qumu board was joined by representatives of Craig-Hallum who provided an update on the process and expressed potential interest of the counterparties contacted at that time. During this meeting, the Qumu board directed Craig-Hallum to invite indications of interest after the expected timing of certain customer deals and partner activity in order to enhance Qumu’s attractiveness for a transaction.

On July 26, 2022, Qumu received a written notice the Nasdaq Stock Market that the Company was not in compliance with the requirement to maintain a minimum closing bid price of $1.00 per share because the closing bid price of the Company’s common stock was below $1.00 per share for 30 consecutive business days. The notice provided that Qumu has a period of 180 calendar days from the date of the notice, or until January 23, 2023, to regain compliance with the bid price requirement, with Qumu potentially eligible for an additional 180 calendar day period to regain compliance.

As part of the process, on July 26, 2022, Qumu entered into a non-disclosure agreement with Enghouse Systems Limited (“Enghouse”), which did not contain any standstill provision. On October 3, 2022, Qumu entered into a non-disclosure agreement with “Company A”, a private equity firm with a focus on enterprise software companies. The non-disclosure agreement with Company A contained a standstill provision.

Beginning on July 26, 2022, at the direction of the Qumu board, Craig-Hallum invited the remaining interested counterparties, including Enghouse, to submit written, non-binding indications of interest by September 15, 2022. By September 16, 2022, Craig-Hallum had received non-binding indications of interest from Enghouse and two other counterparties, one of which was a private company providing enterprise video solutions (“Company B”) and one of which was a private equity firm investing in technology and healthcare businesses (“Company C”). Qumu had previously entered into non-disclosure agreements with Company B and Company C, each with standstill provisions. These non-binding indications of interest contemplated the acquisition of Qumu by merger for per share cash amounts as follows: Enghouse, $0.88 per share or approximately $17.7 million aggregate purchase price; Company B, $1.10 per share or approximately $21.9 million aggregate purchase price; and Company C, $1.00 per share or approximately $20.0 million aggregate purchase price. On September 15, 2022, the closing sale price of Qumu’s common stock was $0.73 per share.

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On September 19, 2022, the Qumu board of directors held a meeting attended by Mr. Krueger and representatives of Craig-Hallum and Ballard Spahr to review the indication of interest. As part of this meeting, representatives of Ballard Spahr briefed the Qumu board and Qumu management on their fiduciary duties under Minnesota law in the context of the sale of Qumu or a similar change of control transaction. Next, representatives of Craig-Hallum reviewed in detail each of the indications of interest and information regarding the bidders. Representatives of Craig-Hallum also presented a valuation summary analyzing each of the indications. Thereafter, representatives of Craig-Hallum presented alternatives available to Qumu if the Qumu board determined not to continue with the sale process, such as continued standalone operation or potentially raising $10 million in equity capital. Craig-Hallum estimated that such a capital raise would result in significant dilution (greater than 50%) due to current market terms and conditions and noted the current challenging environment for capital raising. The Qumu board determined that continued execution of Qumu’s business plan without significant additional capital was not tenable given its cash forecast. After considering the potential dilution to Qumu shareholders and the substantial increase in enterprise value necessary to return to Qumu’s stock price to the range of values expressed in the indications of interest, as well as the challenges inherent in the capital markets generally and limitations on capital raising due to the number of Qumu’s authorized shares, the Qumu board determined to continue pursuit of a sale of Qumu rather than raising additional capital. The Qumu board then determined to instruct Craig-Hallum to invite each of Enghouse, Company B and Company C to submit refreshed bids through letters of intent.

On October 14, 2022, Craig-Hallum provided Enghouse, Company B and Company C with preliminary financial results for September 30, 2022 and an updated forecast for full year 2022 and for 2023, reflecting lower revenue and lower SaaS annual recurring revenue for 2022 and 2023 and reduced cash balance at year end 2022. The projections for the years 2022 and 2023 were the same as the those included in the 2022 to 2026 projections reviewed by the Qumu board on December 17, 2022. On October 14, 2022, Company C withdrew from the process.

On October 16, 2022, Company B indicated an interest in a potential reverse merger transaction with Qumu due to uncertainties regarding Company B’s ability to fund a cash purchase price. From October 16 to October 21, 2022, based on the Qumu board’s instructions, Craig-Hallum engaged in discussions with Company B regarding a potential reverse merger transaction. During this period, Craig-Hallum also engaged in numerous discussions with representatives of Company B for the purposes of Qumu’s due diligence. On October 21, 2022, at the direction of the Qumu board, Craig-Hallum invited Enghouse and Company B to submit a letter of intent by November 1, 2022. On October 21, 2022, Company B withdrew from the process.

On October 26, 2022, the Qumu board held a meeting at which Mr. Krueger and a representative of Ballard Spahr were present. As part of this meeting, the Qumu board again considered potential alternatives to a strategic transaction, including the potential for capital raising to continue Qumu’s business in the event that there was no interest among potential counterparties in continuing the process or in the event that the letter of intent offers were inadequate. Qumu management informed the Qumu board that, depending on new logo and bookings performance through channel partners and other factors affecting cash flow, Qumu’s forecasted cash runway would extend into the second quarter of 2023. The Qumu board determined that it was critical that any strategic transaction be consummated well within the Company’s cash runway and indicated that the strategic alternatives process must be concluded with sufficient time for Qumu to pursue a financing alternative if necessary.

On October 28, 2022, Ms. Bentley, Mr. Krueger and a representative of Craig-Hallum had a conference call with Sam Anidjar, Vice President, Corporate Development at Enghouse and Anga Brady, Director of Corporate Finance at Enghouse, to enable Enghouse to conduct financial due diligence relating to Qumu.

On November 1, 2022, Company A inquired of Craig-Hallum whether it would be permitted to continue to participate in the process although it did not submit an indication of interest in September 2022. Craig-Hallum invited Company A to submit a letter of intent, which Company A delivered on November 1, 2022. Company A’s letter of intent contemplated a purchase of Qumu’s assets for a cash purchase price of $17.2 million payable to Qumu.

On November 1, 2022, Craig-Hallum received a letter of intent from Enghouse for an all-cash merger transaction with an aggregate purchase price of approximately $20.4 million or $1.02 per share, an increase from its previous offer of $0.88 per share. On November 1, 2022, the closing sale price of Qumu’s common stock was $0.93 per share. The November 1, 2022 letter of intent also provided for other terms to be reflected in the definitive agreements, including a break-up fee of $800,000, payment of the termination fee in the event the Company’s shareholders did not approve the transaction, a definition of a superior proposal as having a share price higher by at least 10%, and a requirement that all directors, senior officers and major shareholders enter into a support agreement relating to the transaction.

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On November 2, 2022, the Qumu board held a regular meeting, portions of which were attended by Ms. Bentley, Mr. Krueger, representatives of Craig-Hallum and a representative of Ballard Spahr. Craig-Hallum reviewed in detail the letters of intent received by Enghouse and Company A. Craig-Hallum noted that Company A did not submit an indication of interest and had not been as active in its due diligence investigation of Qumu as the parties that had submitted indications of interest, including Enghouse. The Qumu board indicated that Company A’s asset purchase offer was not attractive at the proposed purchase price due to limited return to Qumu shareholders after deducting transaction expenses, debts and liabilities not assumed by Company A, and other wind-down expenses from the $17.2 million in gross proceeds received by Qumu, as well as the potential risk that the full purchase price would not be received due to escrow requirements and the Qumu board’s desire for certainty of value to Qumu shareholders. However, the Qumu board instructed Craig-Hallum to attempt to negotiate a higher purchase price with Company A in order to maintain options for the Company and competitive tension in the process. The Qumu board directed Craig-Hallum to negotiate with Enghouse to attempt to improve the purchase price to $1.10 per share. The Qumu board further directed Craig-Hallum and Ballard Spahr to attempt to eliminate the termination fee in the event the Company’s shareholders did not approve the transaction, provide for a reverse termination fee and remedies to the Company if Enghouse breached its obligations under the definitive agreement, and eliminate the requirement that a superior proposal have a share price higher by at least 10%.

From November 3 to November 6, 2022, Craig-Hallum negotiated with Enghouse relating to price. During these negotiations, Enghouse refused to increase its $1.02 per share offer price. Also, from November 3 to November 6, 2022, Ballard Spahr and Craig-Hallum negotiated with Enghouse regarding terms other than price through revisions to the November 1, 2022 letter of intent. From November 4 to November 6, 2022, Craig-Hallum discussed with Company A the possibility of changing the acquisition structure to an all-cash merger or other share transaction and also attempted to negotiate for an increase in the purchase price.

On November 6, 2022, the Qumu board held a meeting attended by Mr. Krueger and representatives of Craig-Hallum and Ballard Spahr to review the status of negotiations with Enghouse and Company A, including a revised draft letter of intent from Enghouse. After review and discussion with representatives of Craig-Hallum and Ballard Spahr, the Qumu board determined that Enghouse’s revised letter of intent reflected the best terms available from Enghouse. Representatives of Craig-Hallum reported that Company A would not change its asset purchase structure without a significant decline in overall consideration due to Company A’s tax structuring goals. The Qumu board directed Craig-Hallum to further negotiate with Company A to determine whether Company A would be willing to increase its proposed purchase price for Qumu’s assets to greater than $24 million, which the Qumu board believed would put Company A’s offer and Enghouse’s offer in closer parity in terms of stated potential return to Qumu shareholders. The Qumu board also authorized Ms. Bentley to execute and deliver the letter of intent to Enghouse on behalf of Qumu in the event that negotiations with Company A’s did not produce an exceptionally compelling purchase price sufficient to overcome the risks and challenges the Qumu board perceived with the asset purchase structure and Company A’s more limited due diligence.

On November 7, 2022, Craig-Hallum negotiated with Company A, which increased its proposed purchase price to $24.5 million. Later in the day on November 7, 2022, the Qumu board concluded that Company A’s proposed purchase price for Qumu’s assets, while potentially commensurate in return to Qumu shareholders as Enghouse’s $1.02 per share offer price, was not as attractive as the Enghouse offer due to Company A’s preferred asset purchase structure. The Qumu board noted that Qumu shareholders may not receive the same return due to Qumu transaction expense, debts or liabilities, the likelihood that Qumu shareholders would not realize a return on their shares as quickly following a sale of Qumu assets as they would in a cash merger, and the risk of non-consummation due to the required Qumu shareholder approval and Company A’s more limited due diligence. For these reasons, among others, the Qumu board determined to accept Enghouse’s offer.

On November 8, 2022, Qumu and Enghouse entered into a non-binding letter of intent for the acquisition of Qumu by Enghouse or one of its affiliates in an all-cash merger at a price of $1.02 per share. The letter of intent included a binding exclusivity provision, which was in effect from November 8, 2022 to December 15, 2022 or if earlier, Enghouse’s indication to Qumu of its decision not to proceed with the proposed transaction. The letter of intent provided , on a non-binding basis, that the merger agreement would include expense reimbursement to Enghouse of $200,000 in the event the Company’s shareholders did not approve the transaction, a right of each party to specifically enforce the obligations under the merger agreement and require that a superior proposal have a share price higher by at least 5%.

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On November 14, 2022, a representative of Ballard Spahr discussed the structure of the transaction with Todd May, Vice President, General Counsel of Enghouse. Mr. May stated that Enghouse preferred a two-step structure of a tender offer, followed by a merger. Given Enghouse’s preference, this structure was agreeable to Qumu.

On November 15, November 18 and November 21, 2022, certain members of Qumu management, including Ms. Bentley and Mr. Krueger, participated in various management meetings with Enghouse management, including for certain of these meetings Enghouse’s Chief Executive Officer, President, Chief Financial Officer, Mr. Anidjar and Ms. Brady.

On November 21, 2022, Ballard Spahr delivered initial drafts of the merger agreement and tender and support agreement (“support agreement”) to Enghouse.

On December 6, 2022, a representative of Craig-Hallum had a telephone conference with Mr. Anidjar to follow-up on outstanding due diligence. During that telephone conference, Mr. Anidjar indicated that Enghouse would be reducing the price to $0.90 per share due to Enghouse’s due diligence findings relating to the Company’s forecasted revenue performance and cash position. Later in the day, Enghouse delivered a draft merger agreement to Ballard Spahr reflecting an offer price of $0.90 per share, among other revisions. On December 6, 2022, the closing sale price of Qumu’s common stock was $0.48 per share.

On December 11, 2022, the Qumu board held a special meeting attended by Mr. Krueger, a representative of Craig-Hallum, and representatives of Ballard Spahr. Ballard Spahr reviewed with the Qumu board the provisions of each of the draft merger agreement, including the proposed reduction in the offer price and other key terms that remained under negotiation. The Qumu board directed Craig-Hallum to negotiate with Enghouse to increase the purchase price from $0.90 per share to $0.96 per share to take into account future tax credits due to Qumu. Given the critical nature of timing relating to the proposed transaction, the board directed Craig-Hallum and Ballard Spahr to communicate to Enghouse that the merger agreement must be finalized by Friday, December 16, 2022 to be signed and announced on Monday, December 19, 2022. The Qumu board also directed that the merger agreement contain a right by Qumu to terminate the merger agreement if Enghouse did not timely launch the tender offer. The Qumu board also determined to accept Enghouse’s position on the covenant relating to fees and expenses, subject to negotiation of reasonable amounts for the same. The Qumu board also reviewed with representatives of Ballard Spahr an exclusive forum bylaw amendment, which the Qumu board supported due to the higher likelihood of speedy and efficient resolution of cases, as well as avoiding duplicative shareholder lawsuits in more than one forum, which could be costly and produce inconsistent results.

On December 12, 2022, Ballard Spahr delivered a revised draft of the merger agreement reflecting the Qumu board’s direction at the meeting on December 11, 2022, including the Qumu board’s proposed $0.96 per share offer price.

From December 6 through December 16, 2022, Qumu, Enghouse and their respective management and legal advisors, as well as Craig-Hallum, discussed and negotiated the terms of the merger agreement and other transaction documents, and Enghouse continued its due diligence review of Qumu. In these discussions, the parties negotiated certain transaction terms, including the timing of the commencement of the offer, outside date, limitations on the conduct of Qumu’s business during the pre-closing period, the covenant relating to fees and expenses, the circumstances under which the termination fee and expense fee would become payable, the offer conditions, Qumu’s termination rights in the event the tender offer was not timely commenced, termination of the support agreement obligations, and the scope of and exceptions to the representations and warranties of the merger agreement. During this time, Enghouse identified to Ballard Spahr that the purchaser would be Cosmos Merger Sub, Inc., a subsidiary of Enghouse’s subsidiary, Enghouse Interactive, Inc.

In addition to these general negotiations, from December 12, 2022 to December 15, 2022, representatives of Craig-Hallum negotiated with Enghouse to increase the offer price to $0.96 per share as directed by the Qumu board, but during these negotiations Enghouse expressed no willingness to increase its $0.90 per share proposed offer price at all.

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On December 15, 2022, the Qumu board held a meeting attended by Mr. Krueger, representatives of Craig-Hallum, and representatives of Ballard Spahr. Representatives of Craig-Hallum reported that the efforts to negotiate a higher price were rejected and that Enghouse characterized its $0.90 per share offer as its best and final offer. Given the nature of the negotiations with Enghouse, the Qumu board was of the view that $0.90 per share was the highest price that could be negotiated with Enghouse. The Qumu board also noted that $0.90 per share would provide Qumu shareholders with a significant premium given the closing price of Qumu’s stock on December 15, 2022 was $0.47 per share. Accordingly, the Qumu board determined to accept Enghouse’s proposed $0.90 per share offer price. Ballard Spahr reviewed the status of negotiations relating to the other provisions of the merger agreement and support agreement. The Qumu board authorized Qumu management and Ballard to seek to resolve remaining open issues and finalize the merger agreement with a view to publicly announcing the transaction on December 19, 2022. The Qumu board determined to meet again on December 17, 2022 to consider approval of the merger agreement and the transactions.

On December 17, 2022, the Qumu board held a special meeting attended by Mr. Krueger, a representative of Craig-Hallum, and a representative of Ballard Spahr. This meeting was held jointly with the Qumu special committee and Qumu compensation committee. Prior to the meeting, the members of the Qumu were provided with materials relating to the proposed merger, including, among other things, the draft merger agreement, draft support agreement, draft bylaw amendment, and a summary of the material terms of the merger agreement prepared by Ballard. Ballard confirmed resolution of the key terms of the Merger Agreement and the Support Agreement. Representatives of Ballard Spahr also again reviewed with the Qumu directors their fiduciary duties under Minnesota law in connection with their consideration of the Merger. The Qumu board discussed the terms and conditions of the Merger Agreement and related matters. The Qumu board also received and discussed with Qumu management preliminary results for 2022 and the projections for the years 2022 to 2026, which are set forth in “Item 4. The Solicitation or Recommendation – Certain Unaudited Financial Projections.”

Next, Craig-Hallum presented its financial analysis and, following such presentation, orally rendered its opinion to the Qumu board, which was subsequently confirmed by it in writing (a copy of which is attached hereto as Annex A) that the Offer Price per share was fair, from a financial point of view, to the holders of Qumu Corporation common stock (other than any Shares held by Enghouse and its affiliates, and any dissenting shares), based upon, and subject to, the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by Craig-Hallum in preparing its opinion. Thereafter, Qumu board and Qumu special committee engaged in extensive discussions regarding the proposed Transactions, including as to the matters described in the section entitled “Item 4. The Solicitation or Recommendation – Reasons for the Recommendation of the Qumu Special Committee and the Qumu Board.”

Following this review and discussion, the Qumu special committee and the Qumu board unanimously (i) determined that the Offer, the Merger, and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its shareholders; (ii) approved the Merger Agreement and Merger Transactions; (iii) declared it advisable that the Company enter into the Merger Agreement and consummate the transactions contemplated thereby, including the Offer and the Merger; and (iv) resolved that the Merger Agreement and the Merger be governed by and effected under Section 302A.613(4) of the MBCA. The Qumu special committee also adopted resolutions constituting approval for the purposes of Sections 302A.673, Subd. 1 and 302A.675 of the MBCA (as a result of which the Merger Agreement and the Merger Transactions are not and will not be subject to the restrictions on “business combinations” with an “interested shareholder” under the provision of Section 302A.673 of the MBCA or subject to the “fair price” provisions of Section 302A.675 of the MBCA). The Qumu compensation committee also adopted resolutions providing for the treatment of outstanding equity awards as provided in the Merger Agreement and pursuant to Section 16 to cause dispositions of the Company’s equity securities (including derivative securities) pursuant to the Transactions by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Following the joint meeting of the Qumu board and its committees and the respective approvals and recommendations concerning the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger), Qumu and Enghouse, and their respective advisors, finalized the Merger Agreement and the related transaction documents on the evening of December 17, 2022, and thereupon Qumu, Parent, and Merger Sub executed the Merger Agreement and Parent, Merger Sub and the parties to the Support Agreement executed the Support Agreement.

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On December 19, 2022, before the opening of U.S. stock markets, Qumu and Enghouse issued a joint press release announcing the execution of the Merger Agreement. The closing price of the Company’s common stock on December 16, 2022, the last trading day before the announcement, was $0.44 per share.

Reasons for the Recommendation of the Qumu Special Committee and the Qumu Board

In evaluating the Merger Agreement and the Transactions, the Qumu board consulted with Qumu management, its outside legal counsel, Ballard Spahr, and its financial advisor, Craig-Hallum. In the course of reaching its determination that the terms of the Offer and the Merger are advisable and in the best interests of Qumu and its shareholders and to recommend that holders of Shares accept the Offer and tender their Shares in the Offer, the Qumu board reviewed, evaluated and considered a significant amount of information and numerous factors and benefits of the Offer and the Merger, each of which the Qumu board believed supported its unanimous determination and recommendation. As a result, for the reasons set forth below, the Qumu board recommends that Qumu’s shareholders tender their Shares in the Offer:

●	Attractive Value. The $0.90 per share Offer Price to be paid by Parent would provide Qumu shareholders with attractive value for their Shares. The board considered the relationship of the Offer Price to the historic trading ranges of the Common Stock and the potential trading ranges for the Common Stock in the future and the likelihood that it could take a considerable period of time before the Common Stock would trade at a price in excess of the Offer Price, if it ever would, as well as the fact that that the Offer Price constitutes:

●	a premium of approximately 104.5% over the $0.44 per share closing price of the Common Stock on December 16, 2022, the last trading day prior to the announcement of the Merger Agreement;

●	a premium of approximately 76.5% over the $0.51 per share closing price of the Common Stock on December 9, 2022, the trading date one-week prior to the announcement of the Merger Agreement;

●	a premium of approximately 26.8% over the $0.71 per share closing price of the Common Stock on November 16, 2022, the trading date one month prior to the announcement of the Merger Agreement; and

●	a premium of approximately 25.8% over the $0.72 per share closing price of the Common Stock on September 16, 2022, the trading date three months prior to the announcement of the Merger Agreement.

●	Cash Provides Certainty. The fact that the form of consideration to be paid in the Offer and the Merger is cash, which provides certainty of value and immediate liquidity to Qumu’s shareholders and does not expose them to future risks related to the business or the financial markets generally. Further, there is no financing condition to the Offer and the Merger.

●	Highest Price Reasonably Attainable. The Qumu board’s belief that, based on the nature of the negotiations with Enghouse, the Offer Price is the highest price per share that Enghouse was willing to pay and that the terms and conditions of the Merger Agreement were, in the Qumu board’s view, the most favorable to which Enghouse was willing to agree.

●	Best Alternative for Maximizing Shareholder Value. After a review of Qumu’s current and historical financial condition, results of operations, prospects, business strategy, management team and competitive position, the Qumu board believed that the Offer Price and Merger Consideration are more favorable to Qumu shareholders than the potential value that might have resulted from the possible alternatives to the Transactions, including continuing as an independent public company, and the Transactions represent Qumu’s best reasonably available prospect for maximizing shareholder value.

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In considering alternatives to the Transactions, the Qumu board took into account the potential benefits, risks and uncertainties associated with other opportunities and the challenges and risks that Qumu has faced, and would likely continue to face, if Qumu remained an independent company, including:

●	despite significant effort and investment, Qumu has not achieved many of its business and financial objectives during the past several years;

●	Qumu’s need for substantial additional capital to fund its ongoing operations, which may not be available on acceptable terms if at all, and the significant additional challenges the Qumu board believed would be presented in obtaining any capital due to the lack of availability for borrowing on Qumu’s line of credit, the trading price of the Shares, relatively low trading volume and lack of liquidity of the Shares, current non-compliance with the minimum closing bid price requirement for continued listing on the Nasdaq Stock Market, current limited availability of capital for small public companies like Qumu, the limited number of authorized shares for capital raising, and the substantial dilution to the Qumu shareholders that would likely result from any equity financing that may be available;

●	the Qumu board of director’s view of the future Qumu stock price trends given the expected challenges that would be faced by Qumu even if it were able to raise the substantial additional capital necessary to fund ongoing operations;

●	the size of Qumu and its position in the enterprise video market, the continuing consolidation in the enterprise video market, and the stiff competition with respect to price and other factors faced by Qumu, including competition from larger, better-capitalized competitors;

●	the challenges Qumu has faced as a smaller company in competing for new business against other companies providing enterprise video content management software and against the internal capabilities of some of Qumu’s customers, particularly during economic downturns; and

●	the additional costs and burdens involved with being a public company.

●	Qumu Shareholder Support. At the 2022 annual meeting of shareholders, the Qumu shareholders approved a non-binding proposal relating to the engagement of an investment bank for the sale of Qumu, with 52% of the shares voting in favor of the proposal. The Qumu board considers the transaction with Parent to be totally aligned with the majority view of the Qumu shareholders.

●	Fairness Opinion of Craig-Hallum. The Qumu board considered the oral opinion of Craig-Hallum rendered to the Qumu board on December 16, 2022, which was subsequently confirmed by delivery of a written opinion dated as of such date, stating that, as of the date of the letter and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications in such letter, the Offer Price per share is fair, from a financial point of view, to the holders of the Shares (other than Excluded Shares and Dissenting Shares). For a detailed discussion of Craig-Hallum’s opinion, see below under the caption “ —Opinion of Qumu’s Financial Advisor.”

●	High Probability of Completion. The Qumu board believed that there was a high likelihood that the Offer and the Merger would be completed based on, among other things:

●	Merger Sub is required, subject to certain exceptions to extend the period of the Offer under various circumstances;

●	the Transactions are likely to be completed if a sufficient number of Shares are tendered in the Offer;

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●	the lack of antitrust or other regulatory impediments to closing;

●	each of Parent, Merger Sub and Qumu have agreed in the Merger Agreement to use its reasonable best efforts to take all actions necessary, proper or advisable to consummate the Transactions as promptly as practicable, subject to certain exceptions;

●	the Qumu board’s belief that the March 24, 2023 outside date of the Merger Agreement would allow for sufficient time to complete the Offer and the Merger;

●	the Qumu board’s perception that Enghouse and Parent are willing to devote the resources necessary to complete the Offer and the Merger in an expeditious manner based upon, among other things, the business reputation and capabilities of Enghouse and the substantial financial resources of Enghouse and, by extension Parent and Merger Sub; and

●	the Company’s ability, under various circumstances pursuant to the Merger Agreement, to seek specific performance to prevent breaches of the Merger Agreement and to specifically enforce the terms of the Merger Agreement.

●	Opportunity to Receive Alternative Proposals and to Terminate the Merger Agreement in Order to Accept a Superior Proposal. The Qumu board considered the terms of the Merger Agreement permitting Qumu to respond to unsolicited takeover proposals, and believed that the terms of the Merger Agreement would not preclude or unreasonably restrict a superior offer from another party, considering:

●	the Qumu board’s right under the Merger Agreement to respond to third parties submitting unsolicited takeover proposals by providing non-public information subject to an acceptable confidentiality agreement, and to engage in discussions or negotiations with any such person, if the Qumu board, prior to taking any such actions, determines in good faith that (i) the takeover proposal constitutes or would reasonably be expected to lead to a superior proposal and (ii) after consultation with outside legal counsel, the failure to take such action would be reasonably expected to be inconsistent with the Qumu board’s fiduciary duties;

●	Qumu’s ability to terminate the Merger Agreement to enter into an acquisition agreement that the Qumu board determines to be a superior proposal, subject to certain conditions, including Parent’s matching right and payment of a termination fee to Parent;

●	the Qumu board’s belief that the termination fee of $800,000, or approximately 4.1% of the enterprise value of Qumu, is reasonable in light of, among other things, the benefits of the Offer and the Merger to Qumu shareholders, the typical size of such fees in similar transactions and the likelihood that a fee of such size would not be preclusive or unreasonably restrictive of other offers; and

●	the fact that the Support Agreement in favor of Parent and Merger Sub will terminate if, without the consent of the Supporting Shareholders, the Offer Price is reduced or becomes payable other than in cash.

●	Structure of Transactions. The structure of the Transaction is a two-step transaction under Section 302A.613(4) of the MBCA. The Qumu board believed this structure potentially enables the Qumu shareholders to receive the Offer Price pursuant to the Offer in a relatively short time frame, followed promptly by the Merger in which the Company’s shareholders who do not tender in the Offer will receive the same cash price as is paid in the Offer, and that such relatively short timeframe would be expected to reduce the uncertainty and potential disruption to the Company’s business pending closing. Additionally, the Qumu board’s view that its right to terminate the Merger Agreement if the Offer was not commenced within 15 business days would further ensure the Offer and the Merger were completed in a relatively short timeframe.

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In the course of its deliberations, the Qumu board also considered a variety of material risks and other countervailing factors related to entering into the Merger Agreement that previously had been identified and discussed by Qumu management and the Qumu board, including, but not limited to, the following:

●	The fact that the Offer and the Merger would preclude Qumu shareholders from the ongoing equity participation in Qumu and that Qumu shareholders will therefore not participate in Qumu’ future earnings or growth, if any, or benefit from the appreciation, if any, in the value of the Common Stock;

●	The fact that there is no assurance that all conditions to the parties’ obligations to complete the Offer or the Merger will be satisfied, including the conditions relating to limits on specified fees and expenses;

●	The costs involved in connection with entering into and completing the Transactions and related actions, the time and effort of Qumu’s management and other employees required to complete the Transactions and the related actions, and the related disruptions or potential disruptions to the Company’s business operations and future prospects, including Qumu’s relationships with its employees, channel partners, customers and other business partners;

●	The potential shareholder and other lawsuits that may be filed in connection with the Merger Agreement and the contemplated Transactions;

●	The fact that, under specified circumstances, Qumu may be required to pay fees and expenses in the event the Merger Agreement is terminated and the effect this could have on Qumu, particularly given Qumu’s current limited cash resources, including:

●	the possibility that the $800,000 termination fee payable by Qumu to Parent upon the termination of the Merger Agreement under certain circumstances could discourage other potential acquirors from making a competing proposal, although the Qumu board believed that the termination fee was reasonable in amount and would not unduly deter any other party that might be interested in acquiring Qumu;

●	if the Offer and the Merger is not consummated, Qumu will be required to pay its own expenses associated with the Merger Agreement and the transactions contemplated thereby and may be required to pay $200,000 to Parent as an expense fee, including if Parent terminates the Merger Agreement because an insufficient number of Shares are tendered in the Offer;

●	The restrictions in the Merger Agreement on Qumu’s ability to actively solicit competing bids to acquire Qumu;

●	The restrictions on Qumu’s conduct of business prior to completion of the Offer and the Merger, which could delay or prevent Qumu from taking certain actions with respect to its operations during the pendency of the Offer and the Merger, whether or not the Transactions are completed; and

●	The fact that certain of Qumu’s directors and executive officers may have interests in the Transactions that may be deemed to be different from, or in addition to, those of Qumu shareholders.

The foregoing discussion of the information and factors considered by the Qumu board in reaching its conclusions and recommendations is intended to be illustrative and not exhaustive. It includes the material reasons and factors considered by the Qumu board. In view of the wide variety of reasons and factors considered, the Qumu board did not find it practicable to, and did not, quantify, rank or otherwise assign any relative or specific weights to the various specific factors considered in reaching its determination and making its recommendation. In addition, the Qumu board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Qumu board conducted an overall review of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Transactions.

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Opinion of Qumu’s Financial Advisor

On December 17, 2022, Craig-Hallum rendered its oral opinion to the Qumu board of directors (which was subsequently confirmed in writing by delivery of Craig-Hallum’s written opinion, dated the same date), stating that, as of the date of the letter and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications in such letter, the Offer Price per share is fair, from a financial point of view, to the holders of the Common Stock (other than Excluded Shares and Dissenting Shares).

The full text of Craig-Hallum’s written opinion letter, dated as of December 17, 2022, is attached as Annex A. You should read Craig-Hallum’s opinion letter carefully and in its entirety for a discussion of, among other things, the scope of the review undertaken, and the assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken by Craig-Hallum in connection with its opinion. This summary is qualified in its entirety by reference to the full text of the opinion letter. Craig-Hallum’s opinion letter was directed to the Qumu board, in its capacity as the board of directors, and addressed only the fairness from a financial point of view, as of the date of the opinion, to the Company shareholders (other than holders of Excluded Shares or Dissenting Shares) of the Offer Price per share to be paid under the Merger Agreement. The opinion letter does not constitute a recommendation as to how any Qumu shareholder should act in relation to the Offer or any other matter.

In connection with rendering its opinion, Craig-Hallum, among other things:

(i)	reviewed a draft of the Merger Agreement, dated December 17, 2022, provided to Craig-Hallum on December 16, 2022;

(ii)	reviewed certain financial, operating, and business information related to Qumu provided to Craig-Hallum by management of Qumu;

(iii)	reviewed Qumu’s audited financial statements for the years ended December 31, 2021 and 2020 and unaudited interim financial statements for the three months ended March 31, June 30 and September 30, 2022;

(iv)	reviewed a detailed financial projection model of Qumu for the years ending December 31, 2022 through 2026, provided to Craig-Hallum by management of Qumu;

(v)	reviewed other internal documents, including the data room prepared by Qumu, relating to the history, past and current operations, financial conditions, and expected future outlook of Qumu, provided to Craig-Hallum by management of Qumu;

(vi)	reviewed various press releases, internal presentation and marketing materials prepared by the management of Qumu, industry and market reports, research reports and white papers;

(vii)	discussed the information above with members of Qumu’s management and had discussions concerning the information referred to above and the background and other elements of the Transactions, the financial condition, current operating results, and business outlook for Qumu;

(viii)	reviewed certain publicly available financial terms of certain acquisition transactions involving companies operating in industries deemed similar to that in which Qumu operates and certain selected public companies deemed comparable to Qumu;

(ix)	reviewed certain publicly available market and securities data of Qumu and market data regarding certain other publicly traded companies deemed by us to be comparable to the Qumu; and

(viii)	performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including an analysis of comparable public companies that Craig-Hallum deemed relevant, an analysis of comparable M&A transactions that Craig-Hallum deemed relevant, an analysis of publicly available information for those comparable transactions to determine the premiums (or discounts) paid over recent trading prices prior to announcement of the transaction, and a discounted cash flow analysis.

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In addition, Craig-Hallum conducted such other analyses, examinations, and inquiries and considered such other financial, economic and market criteria as it deemed necessary in arriving at its opinion.

In its review and analysis and in arriving at its opinion, Craig-Hallum assumed and relied on the accuracy and completeness of all of the financial, business, and other information provided to or otherwise discussed with Craig-Hallum or publicly available. Craig-Hallum was not engaged to, and did not independently attempt to, verify any of such information. Craig-Hallum also relied upon information provided by Qumu’s management as to the reasonableness and achievability of the financial and production projections (and the assumptions and bases therefor) provided to Craig-Hallum, and, with Qumu’s consent, Craig-Hallum assumed that the projections were reasonably prepared and reflect the best currently available estimates and judgments of Qumu’s management. Craig-Hallum was not engaged to assess the reasonableness or achievability of the projections or the assumptions on which they were based, and Craig-Hallum expressed no view as to such projections or assumptions. In addition, Craig-Hallum did not conduct a physical inspection or appraisal of any of the assets, properties or facilities owned by Qumu, and Craig-Hallum was not furnished with any such evaluation or appraisal. Craig-Hallum also assumed that all governmental, regulatory, or other consents and approvals necessary for the consummation of the Transactions would be obtained without any material adverse effect on Qumu or the Transactions.

Craig-Hallum was not asked to, nor did Craig-Hallum, offer any opinion as to the material terms of the Merger Agreement or the form of the Transactions. In rendering its opinion, Craig-Hallum assumed, with Qumu’s consent, that the final executed form of the Merger Agreement would not differ in any material respect from the drafts that Craig-Hallum examined, and that the conditions to the Mergers in the Merger Agreement will be satisfied and that the Transactions will be consummated on a timely basis in the manner contemplated by the Merger Agreement.

Craig-Hallum’s opinion was based on economic and market conditions and other circumstances existing on, and information made available to Craig-Hallum as of, December 17, 2022, and does not address any matters subsequent to such date. Craig-Hallum’s opinion was limited to the fairness from a financial point of view, as of the date of the opinion, to the holders of the Shares of the Offer Price to be paid under the Merger Agreement. Craig-Hallum’s opinion does not address the underlying business decision to affect the Transactions or any other terms of the Merger Agreement or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to Qumu. Although subsequent developments may affect Craig-Hallum’s opinion, Craig-Hallum does not have any obligation to update, revise, or reaffirm its opinion. Craig-Hallum’s opinion was approved by a fairness opinion committee of Craig-Hallum in accordance with established procedures.

The following is a summary of the material financial analyses performed by Craig-Hallum in arriving at its opinion. Craig-Hallum’s opinion letter was only one of many factors considered by the Qumu board in evaluating the Transactions. Neither Craig-Hallum’s opinion nor its financial analyses were determinative of the Offer Price per share or of the views of Qumu’s board or Qumu’s management with respect to the Offer Price per share or the Transactions. None of the analyses performed by Craig-Hallum were necessarily assigned a greater significance by Craig-Hallum than any other, nor does the order of analyses described represent relative importance or weight given to those analyses by Craig-Hallum. Some of the summaries in the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Craig-Hallum’s financial analyses. The summary text describing each financial analysis does not constitute a complete description of Craig-Hallum’s financial analyses, including the methodologies and assumptions underlying the analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by Craig-Hallum. The summary text set forth below does not represent and should not be viewed by anyone as constituting conclusions reached by Craig-Hallum with respect to any of the analyses performed by it in connection with its opinion. Rather, Craig-Hallum made its determination as to the fairness, from a financial point of view, to us of the Offer Price to be paid under the Merger Agreement based on its analyses as a whole.

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Premiums Paid Analysis

Craig-Hallum reviewed publicly available information for selected completed M&A transactions to determine the implied premiums paid in such M&A transactions over recent trading prices of the relevant target companies at certain dates immediately prior to announcement of the relevant transaction. Craig-Hallum selected M&A transactions announced since January 1, 2018, involving U.S.-based public target companies with equity values greater than $10 million but less than $300 million, excluding transactions with target primary industry classifications in the biotechnology, pharmaceuticals, real estate, financials and utilities industries. Based on these criteria, Craig-Hallum reviewed 114 M&A transactions and compared the implied premiums paid in those selected M&A transactions over certain time periods to the premium that would be paid to the holders of the Shares based on the Offer Price per share.

This analysis indicated the following implied premiums:

	Minimum	25th Percentile	Median	75th Percentile	Maximum	Offer Price Premium
1-Day	-38%	22%	41%	70%	598%	105%
1-Week	-41%	23%	43%	76%	274%	77%
1-Month	-37%	20%	41%	87%	318%	27%
3-Month	-69%	22%	44%	77%	364%	26%

This analysis indicated the following implied equity prices per share range for Qumu of approximately:

	Minimum	25th Percentile	Median	75th Percentile	Maximum	Offer Price per share
1-Day	$0.27	$0.54	$0.62	$0.75	$3.07	$0.90
1-Week	$0.30	$0.63	$0.73	$0.90	$1.91	$0.90
1-Month	$0.45	$0.85	$1.00	$1.33	$2.97	$0.90
3-Month	$0.22	$0.87	$1.03	$1.26	$3.32	$0.90

Analysis of Comparable Publicly Traded Companies

Craig-Hallum reviewed and compared certain publicly available financial data, ratios and trading multiples for six comparable publicly traded companies that Craig-Hallum determined, based on its professional judgment, to be reasonably comparable to Qumu. The comparable publicly traded companies Craig-Hallum selected were Vimeo, Inc., Brightcove Inc., Kaltura, Inc., Pexip Holding ASA, ON24, Inc., and Sonic Foundry, Inc. Although none of the six selected publicly traded companies are directly comparable to Qumu, Craig-Hallum reviewed these companies because, among other things, Craig-Hallum determined that their businesses, financial information, service offerings, and operating profiles are reasonably comparable to those of Qumu for purposes of this analysis. In selecting comparable public companies, Craig-Hallum focused on businesses that provide enterprise video software solutions with product or service offerings comparable to Qumu, and that have enterprise values of approximately $500 million and below. Financial data of the selected companies was based on publicly available information such as public filings and third-party equity research reports. Craig-Hallum reviewed data, including stock price, market capitalization, enterprise value, gross margin percentage, and revenue multiples based on the last 12 months revenues, estimated calendar year 2022 revenues, and estimated calendar year 2023 revenues, for each of the selected publicly traded companies. The multiples for each of the selected companies were calculated using their respective closing prices on December 16, 2022 and were based on the most recent publicly available information and information collected from S&P Capital IQ.

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The following tables reflects the results of this analysis:

EV/Revenue	Minimum	25th Percentile	Median	75th Percentile	Maximum
LTM	0.3x	0.6x	0.9x	1.1x	1.3x
2022P	0.3x	0.6x	0.9x	1.1x	1.2x
2023P	0.2x	0.6x	0.8x	1.0x	1.1x

This analysis indicated the following implied equity prices per share range for Qumu of approximately:

	Minimum	25th Percentile	Median	75th Percentile	Maximum	Offer Price per share
LTM	$0.45	$0.79	$1.13	$1.41	$1.61	$0.90
2022P	$0.44	$0.80	$1.13	$1.39	$1.42	$0.90
2023P	$0.45	$0.89	$1.23	$1.48	$1.55	$0.90

No company used in the comparable company analysis is identical to Qumu. In evaluating selected publicly traded companies, Craig-Hallum made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters which are beyond Qumu’s control, such as the impact of competition on Qumu and the industry generally, industry growth and the absence of any adverse material change in Qumu’s financial conditions and prospects or those of Qumu or the industry or the financial markets in general.

Analysis of Comparable M&A Transactions

Craig-Hallum performed a precedent transactions analysis, which is designed to imply a value of a company based on publicly available financial terms for selected transactions.

Craig-Hallum reviewed and compared certain publicly available transaction valuation metrics that Craig-Hallum determined, based on its professional judgment, were reasonably comparable to the proposed Transactions.

Craig-Hallum reviewed and selected precedent transactions that, in the exercise of its professional judgment, were deemed to be relevant to its analysis after meeting the following criteria: (i) the target company operated in the application software sectors, with a business focus on video, (ii) transactions that closed in the United States or Canada since January 1, 2018, with publicly available financial terms, (iii) the target company’s implied enterprise value was less than $500 million, and (iv) the acquisition was not of a minority interest. The following tables reflects the results of these analyses with respect to comparable transactions:

Target	Acquiror	Date Transaction Closed
Vidazoo Ltd	Perion Network Ltd.	October 4, 2021
Xyvid, Inc.	V-cube, Inc.	June 6, 2021
NetSapiens, Inc.	Crexendo, Inc	June 1, 2021
Dasher Technologies, Inc.	Converge Technology Solutions Corp.	April 1, 2021
StarBlue Inc.	Sangoma Technologies Corporation	March 31, 2021
Synacor, Inc.	Centre Lane Partners, LLC	March 30, 2021
CounterPath Corporation	Alianza, Inc.	March 1, 2021
DataXu, Inc.	Roku, Inc.	November 8, 2019
Espial Group Inc.	Enghouse Systems Limited	May 24, 2019
Vidyo, Inc.	Enghouse Systems Limited	May 14, 2019
Breezy HR, Inc.	Learning Technologies Group plc	April 17, 2019
PeopleFluent, Inc.	Learning Technologies Group plc	May 31, 2018

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This analysis indicated the following implied multiples:

EV/Revenue	Minimum	25th Percentile	Median	75th Percentile	Maximum
LTM	0.3x	1.1x	1.6x	4.6x	9.3x

This analysis indicated the following implied equity price per share range for Qumu of approximately:

	Minimum	25th Percentile	Median	75th Percentile	Maximum	Offer Price per share
LTM	$0.46	$1.37	$1.99	$5.31	$10.59	$0.90

No transaction used in the analysis of comparable transactions is identical to Qumu or the Transactions. In evaluating the precedent transactions, Craig-Hallum made judgments and assumptions with regard to general business, market and financial conditions and other matters, which are beyond Qumu’s control. These include, among other things, the impact of competition on the business of Qumu or the industry generally, industry growth and the absence of any adverse material change in the financial condition of Qumu or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value and equity value of the transactions to which they are being compared.

Discounted Cash Flow Analysis

Craig-Hallum performed a discounted cash flow analysis of Qumu, using Qumu’s projections, which was performed to demonstrate an illustrative indication of the implied present value of the Common Stock on a per share basis. Craig-Hallum calculated a range of implied equity values of Qumu based on forecasts of future unlevered free cash flows for the remainder of fiscal year 2022 as of November 30, through fiscal year 2026 provided by the management of Qumu. Craig-Hallum first calculated unlevered free cash flows (calculated as earnings before interest and taxes, less taxes, plus depreciation and amortization, less the amount of any increase or plus the amount of any decrease in net working capital, less capital expenditures and less any acquisition costs) of Qumu for fiscal years 2022 to 2026, using an assumed tax rate of 28.0%.

Craig-Hallum then calculated terminal values for Qumu using the terminal value method based on revenue multiples. The terminal value based on revenue multiples was calculated by applying a range of terminal LTM revenue multiples of .5x to 1.3x (selected based on Craig-Hallum’s professional judgment after consideration of the precedent M&A transactions multiples and comparable public company multiples) to Qumu management’s revenue forecast for fiscal year 2026. These unlevered free cash flows and terminal values were then discounted to their respective present values as of November 30, 2022, using a range of discount rates of 19.0% to 23.0% (selected based on Craig-Hallum’s professional judgment and derived from an analysis of the estimated weighted average cost of capital using Qumu comparable company data) to calculate a range of implied enterprise values for Qumu. Craig-Hallum then derived a range of implied per share values for the Common Stock using estimated net debt as of November 30, 2022, valuation of Qumu’s net operating loss carryforwards and diluted share information (based on estimates provided to Craig-Hallum by Qumu management). From this analysis, Craig-Hallum derived the 25th and 75th percentiles for the values produced from the discounted cash flow analysis which per share range was $0.77 to $1.26 for the revenue analysis. Craig-Hallum then compared this range to the Offer Price per share to be paid under the Merger Agreement.

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Although discounted cash flow analysis is a widely accepted and practiced valuation methodology, it relies on a number of assumptions, including commodity prices and discount rates. The valuation derived from the discounted cash flow analysis is not necessarily indicative of Qumu’s present or future value or results. Discounted cash flow analysis in isolation from other analyses is a less effective method of evaluating transactions than when other analyses are used for such purposes.

Miscellaneous

The summary set forth above does not contain a complete description of the analyses performed by Craig-Hallum but does summarize the material analyses performed by Craig-Hallum in rendering its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Craig-Hallum did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Craig-Hallum made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses. Craig-Hallum based its analyses on assumptions that it deemed reasonable, including those concerning general business and economic conditions and industry-specific factors. The other principal assumptions upon which Craig-Hallum based its analysis have been described under the description of each analysis in the foregoing summary. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by Craig-Hallum are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, Craig-Hallum’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which securities may trade at the present time or at any time in the future or at which businesses actually could be bought or sold.

The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. In addition, the ranges of valuations resulting from any particular analysis described above should not be taken to be Craig-Hallum’s view of the actual value of the target or the combined company.

Under the terms of an engagement letter dated June 6, 2022, Qumu has agreed to pay Craig-Hallum a fee of $300,000 for rendering its opinion, which was payable upon the delivery of Craig-Hallum’s opinion. No part of Craig Hallum’s fee is conditioned upon the conclusion expressed in its opinion. In addition, Qumu agreed to reimburse Craig-Hallum for certain of its expenses and to indemnify Craig-Hallum and related persons against various potential liabilities, including certain liabilities that may arise in connection with Craig-Hallum’ engagement.

Craig-Hallum has in the past provided investment banking and financial advisory services to Qumu and has received fees for the rendering of such services. These services include acting as underwriter in connection with Qumu’s February 2021 public offering of Common Stock, for which Craig-Hallum received a customary commission, and acting as sole book-running manager in connection with Qumu’s November 2019 public offering of the Common Stock, for which Craig-Hallum received a customary commission. Craig-Hallum has never been retained by Parent or its affiliates for any services and has never been paid any compensation by Parent or its affiliates. Craig-Hallum may also, in the future, provide investment banking and financial advisory services to Qumu, or entities that are affiliated with Qumu, for which Craig-Hallum would expect to receive compensation.

Craig-Hallum’s analyses were prepared solely as part of Craig-Hallum’s analysis of the fairness, from a financial point of view, as of December 17, 2022, of the Offer Price to be paid to the holders of the Common Stock for their Shares (other than as to Dissenting Shares or Excluded Shares) and were provided to the Qumu board in that connection. The opinion of Craig-Hallum was only one of the factors taken into consideration by the Qumu board in making its determination to approve the Merger Agreement and the Transactions.

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Certain Unaudited Financial Projections

Qumu does not as a matter of course publicly disclose long-term forecasts or internal projections as to future performance, revenues, earnings, financial condition or other results due to, among other reasons, the inherent difficulty of predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may not be realized. However, in connection with the Qumu board’s exploration of strategic alternatives, Qumu senior management prepared certain risk-adjusted non-public, unaudited prospective financial information for fiscal years 2022-2026 (the “Management Projections”).

The Management Projections were provided to the Qumu board in considering, analyzing and evaluating the Offer and the Merger, as well as potential strategic alternatives for Qumu. In addition, the Management Projections were provided to Craig-Hallum, Qumu’s financial advisor, and were relied upon by Craig-Hallum in connection with the rendering of Craig-Hallum’s fairness opinion to the Qumu board and in performing the related financial analyses as described in “ – Opinion of Qumu’s Financial Advisor” and were the only financial projections with respect to Qumu used by Craig-Hallum in performing such financial analyses.

Qumu is electing to provide the Management Projections in this Schedule 14D-9 to provide the Qumu shareholders with access to certain non-public unaudited prospective financial information that was made available to the Qumu board and Craig-Hallum and, solely with respect to fiscal years 2022 and 2023, prospective acquirors, including Enghouse, in connection with the Offer and the Merger.

In light of the foregoing factors and the uncertainties inherent in the Management Projections, holders of Shares are cautioned not to place undue, if any, reliance on the Management Projections. The Management Projections were not prepared with a view toward public disclosure. The inclusion of the Management Projections in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its affiliates, advisors or representatives considered or consider the Management Projections to be predictive of actual future events, and the Management Projections should not be relied upon as such or construed as financial guidance. Neither the Company nor any of its affiliates, advisors (including its financial advisor) or representatives assumes any responsibility for the accuracy of this information. Neither the Company nor any of its respective affiliates, advisors (including its financial advisor), officers, directors or representatives can give any assurance that actual results will not differ from the Management Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Management Projections to reflect circumstances existing after the date the Management Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Management Projections are shown to be in error. The Company does not intend to make publicly available any update or other revision to the Management Projections, except as may otherwise be required by law. Neither the Company nor any of its respective affiliates, advisors (including its financial advisor), officers, directors or representatives has made or makes any representation or warranty to any holders of Shares or other person regarding the ultimate performance of the Company compared to the information contained in the Management Projections or the likelihood that the Management Projections will be achieved. The Management Projections were prepared based on the Company’s continued operation as a standalone, publicly traded company and do not take into account the Offer, including the effect of any business or strategic decision or action that has been or will be taken as a result of the execution of the Merger Agreement.

The Management Projections were not prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles (“GAAP”). In addition, the Management Projections were not prepared with the assistance of, or reviewed, compiled or examined by, independent accountants. The Management Projections are not being included in this Schedule 14D-9 to influence any shareholder’s decision whether to tender his, her or its Shares in the Offer, but instead because the Management Projections were provided to the Qumu board and to Craig-Hallum, and, solely with respect to fiscal years 2022 and 2023, prospective acquirors, including Enghouse. The Management Projections may differ from publicly available analyst estimates, and the Management Projections do not take into account any events or circumstances after the date they were prepared, including the announcement of the Transactions. Further, the Management Projections cover multiple years and, by their nature, become subject to greater uncertainty with each successive year. Accordingly, there can be no assurance that the Projections will be realized, and actual results may vary materially from those shown.

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Certain of the Management Projections are non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used in the Management Projections may not be comparable to similarly titled measures used by other companies. The Company has not provided reconciliations of the non-GAAP Projections to the comparable GAAP measure due to no reasonably accessible or reliable comparable GAAP measures for these measures and because of the inherent difficulty in forecasting and quantifying these measures that are necessary for such reconciliation. In the view of the Company’s management, the Management Projections were prepared on a reasonable basis based on the information available to the Company’s management at the time of their preparation.

In light of the foregoing factors and the uncertainties inherent in the Management Projections, the Company’s shareholders are cautioned not to place undue, if any, reliance on the Management Projections.

The Management Projects are forward-looking statements and is based on estimates and assumptions that are inherently subject to factors such as industry performance, competition, general business, economic, regulatory, market and financial conditions, as well as changes to the business, financial condition or results of operations of Qumu, including the factors described under “ – Caution Regarding Forward-Looking Statements”, the risk factors described in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

QUMU HAS NOT UPDATED AND DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE MANAGEMENT PROJECTIONS, INCLUDING, WITHOUT LIMITATION, TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE SUCH INFORMATION WAS PREPARED OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, INCLUDING, WITHOUT LIMITATION, CHANGES IN GENERAL ECONOMIC, REGULATORY OR INDUSTRY CONDITIONS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE MANAGEMENT PRESENTATIONS ARE NO LONGER APPROPRIATE.

The following table presents a summary of selected metrics included in the Management Projections:

	2022E	2023E	2024E	2025E	2026E
	$ in thousands
Revenue	$21,158	$24,562	$32,533	$38,237	$44,448
Gross Profit	$15,996	$19,188	$27,791	$32,925	$38,515
Operating Income (Loss)	$(11,577)	$6,926	$2,340	$1,284	$388
Net Income (Loss)	$(9,379)	$(6,806)	$(2,364)	$(1,308)	$364
Adjusted EBITDA (1)	$(8,550)	$(3,880)	$450	$1,350	$2,867
Unlevered Free Cash Flows (2)	$(200)	$(1,600)	$(3,900)	$800	$2,200

(1)	EBITDA refers to operating income before interest, taxes, depreciation and amortization and adjusted EBITDA excludes stock-based compensation expense and other one-time non-recurring items.

(2)	Unlevered free cash flows were calculated by calculated as earnings before interest and taxes, less taxes, plus depreciation and amortization, less the amount of any increase or plus the amount of any decrease in net working capital, less capital expenditures and less any acquisition costs.

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Intent to Tender

All of the Company’s executive officers and directors, as well as Qumu shareholder Harbert Discovery Fund, LP, have entered into the Support Agreement and are obligated to tender all Common Stock held of record or beneficially owned by them pursuant to the Offer and, if necessary, to vote in favor of the Merger. The Company is not aware of any other affiliates of the Company holding shares of Common Stock beneficially or of record.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

Information pertaining to the retention of Craig-Hallum in Item 4, under the heading “Opinion of Qumu’s Financial Advisor,” is incorporated herein by reference.

Except as described above, neither the Company, nor any person acting on its behalf, has employed, retained, or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer or Merger.

Item 6.	Interest in Securities of the Subject Company.

No transactions with respect to Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates, or subsidiaries during the 60 days prior to the date of this Schedule 14D-9 except for the Tender and Support Agreement.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person.

Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in, (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (2) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, or (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as indicated in Items 3 and 4 above, there are no transactions, resolutions of the Qumu board, agreements in principle or signed contracts entered into in response to the Offer that relate to or would result in one or more of the matters referred to in the two preceding paragraphs.

Item 8.	Additional Information.

Golden Parachute Compensation

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements – Arrangements between the Company and its Executive Officers, Directors, and Affiliates, and Parent and Merger Sub,” as it relates to the Company’s named executive officers and to the extent required by Item 402(t) of Regulation S-K, is incorporated herein by reference.

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State Takeover Laws

The Company is incorporated under the laws of the State of Minnesota. Under the MBCA and other Minnesota statutes, the Company is subject to certain state takeover laws. As described below, the Company has taken appropriate action in connection with its approval of the Merger Agreement and the consummation of the transactions it contemplates so that these laws do not affect the ability of Parent and Merger Sub to consummate the Offer or the Merger or related transactions.

Control Share Acquisitions. In general, Section 671 of the MBCA provides that shares of an “issuing public corporation,” such as Qumu, acquired by an “acquiring person” in a “control share acquisition” that exceed the threshold of voting power of any of the three ranges identified below will not have voting rights, unless the issuing public company’s shareholders vote to accord such shares the voting rights normally associated with such shares. A “control share acquisition” is an acquisition, directly or indirectly, by an “acquiring person” (as defined in the MBCA) of beneficial ownership of shares of an issuing public corporation that, but for Section 671, would, when added to all other shares of the issuing public corporation beneficially owned by the acquiring person, entitle the acquiring person, immediately after the acquisition, to exercise or direct the exercise of a new range of voting power of the issuing public corporation with any of the following three ranges: (i) at least 20 percent but less than 33.33 percent; (ii) at least 33.33 percent but less than or equal to 50 percent; and (iii) over 50 percent. Shares acquired in a control share acquisition in excess of any of the three thresholds will have not voting rights, unless voting rights are accorded such shares by an affirmative vote by the issuing public company’s shareholders. Acquisition of beneficial ownership of shares includes the acquisition of the power to vote or direct the voting of shares, whether that power is shared within a group or is held by one shareholder. The issuing public company also has an option to call for redemption all, but not less than all, shares acquired in the control share acquisition that exceed 20% of the outstanding voting power (or such higher threshold of voting power for which shareholder approval has not been obtained) at a price equal to the fair market value of the shares at the time the call is given if (i) the acquiring person fails to deliver the information statement to the issuing public company by the tenth day after the control share acquisition; or (ii) shareholders have voted not to accord voting rights to the shares acquired in the control share acquisition. Section 671 of the MBCA does not apply if there is an applicable exception. One exception applies to a cash tender offer approved by a committee composed solely of one or more disinterested directors pursuant to which the acquiring person will become the owner of over 50% of the voting stock of the publicly held Minnesota corporation. A director or person is “disinterested” if the director or person is neither an officer nor an employee, nor has been an officer or employee within five years preceding the formation of the committee, of the publicly held Minnesota corporation or of a related organization. The Qumu special committee consists solely of disinterested directors and approved the Offer and the acquisition of Shares in order to render Section 671 of the MBCA inapplicable to the Offer and the Merger.

Business Combinations. In general, Section 673 of the MBCA prohibits a public Minnesota corporation, such as Qumu, from engaging in a business combination with an interested shareholder for a period of four years after the date of the transaction in which the person became an interested shareholder, unless either the business combination or the acquisition by which such person becomes an interested shareholder is approved in a prescribed manner before the person became an interested shareholder. The term “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested shareholder. An “interested shareholder” is a person who is the beneficial owner, directly or indirectly, of 10% or more of a corporation’s voting stock, or who is an affiliate or associate of the corporation, and who, at any time within four years before the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the corporation’s outstanding voting stock. Section 673 does not apply if a committee comprised solely of one or more disinterested directors has given its approval of either the business combination or the transaction that resulted in the shareholder becoming an “interested shareholder” prior to the shareholder becoming an interested shareholder. Under the Business Combination Act, a director or person is “disinterested” if the director or person is neither an officer nor an employee, nor has been an officer or employee within five years preceding the formation of the committee, of the publicly held Minnesota corporation or of a related organization. The Qumu special committee consists solely of disinterested directors and approved the Offer, the Merger and the acquisition of Shares in order to render Section 673 of the MBCA inapplicable to the Offer and the Merger.

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Takeover Disclosure Statute. Sections 80B.01 to 80.B.13 of the Minnesota Statutes, require certain disclosures and the filing of certain disclosure material with the Minnesota Commissioner of Commerce with respect to any offer for a corporation, such as Qumu, that has its principal place of business in Minnesota and a certain number of shareholders residing in Minnesota. Parent intends to file a registration statement with the Commissioner on or about the date this Schedule 14D-9 is filed with the SEC. Although the Commissioner does not have an approval right with respect to the Offer, the Commissioner does review the disclosure material for the adequacy of such disclosure and is empowered to suspend summarily the Offer in Minnesota within three business days of such filing if the Commissioner determines that the registration statement does not (or the material provided to beneficial owners of the Shares residing in Minnesota does not) provide full disclosure. If such summary suspension occurs, a hearing must be held (within 10 days of the summary suspension) as to whether to permanently suspend the Offer in Minnesota, subject to corrective disclosure. If the Commissioner takes action under this statute, such action could have the effect of delaying the Offer.

“Fair Price” Provisions. Section 302A.675 of the MBCA provides that a purchaser generally may not acquire shares of a Minnesota publicly held corporation, such as Qumu, from a shareholder within two years following the purchaser’s last purchase of shares of the same class pursuant to a takeover offer, including, but not limited to, acquisitions made by purchase, exchange or merger, unless the selling shareholder is afforded, at the time of the proposed acquisition, a reasonable opportunity to dispose of the shares to the purchaser upon substantially equivalent terms as those provided in the earlier takeover offer. However, because the Qumu board and the Qumu special committee have approved the Merger Agreement and the transactions contemplated thereby, the restrictions of Section 302A.675 of the MBCA do not apply.

The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger or related transactions and has not attempted to comply with any other state takeover laws or regulations.

Dissenter’s Rights

Set forth on Annex B are Section 302A.471 and Section 302A.473 of the MBCA, which provide that shareholders may dissent from, and obtain payment for the fair value of their shares in the event of, certain corporate actions, and establish procedures for the exercise of such dissenters’ rights.

Holders of Shares will not have dissenter’s rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, a shareholder of the Company who has not tendered his or her Shares in the Offer will have certain rights under Sections 302A.471 and 302A.473 of the MBCA to dissent from the Merger and obtain payment in cash for the “fair value” of that shareholder’s Shares. Those rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (immediately prior to the Effective Time) required to be paid in cash, less any required withholding of taxes, to dissenting shareholders of the Company for their Shares. Any such judicial determination of the fair value of the Shares would not necessarily include any element of value arising from the accomplishment or expectation of the Merger and could be based upon considerations other than or in addition to the consideration per Share to be paid in the Merger and the market value of the Shares, including asset values and the investment value of the Shares. Moreover, the Company may argue in such a judicial proceeding that, for purposes of such proceeding, the fair value of the Shares is less than the price per Share paid pursuant to the Offer or the consideration per Share payable in the Merger, and the judicially determined value could be more or less than the price per Share paid pursuant to the Offer or the consideration per Share payable in the Merger. Under Section 302A.471(4) of the MBCA, a shareholder’s rights with respect to the Merger are limited to the dissenters’ rights provided under Sections 302A.471 and 302A.473 of the MBCA. A Company shareholder has no right, at law or in equity, to set aside the approval of the Merger or the consummation of the Merger, unless such adoption or consummation was fraudulent with respect to such shareholder or the Company. Any Shares which are issued and outstanding immediately prior to the Effective Time and which are held by a holder who has not accepted the Offer and who has properly exercised dissenters’ rights with respect to such Shares in accordance with the MBCA (including Sections 302A.471 and 302A.473 thereof) and, as of the Effective Time, has neither effectively withdrawn nor otherwise lost for any reason its right to exercise such dissenters’ rights, will not be converted into or represent a right to receive the consideration payable in the Merger. The holders of dissenting shares will be entitled to only such rights as are granted by Sections 302A.471 and 302A.473 of the MBCA. To be entitled to payment, the dissenting shareholder must not accept the Offer, must file with the Company, prior to consummation of the Offer, a written notice of intent to demand payment of the fair value of the dissenting shareholder’s Shares, and must satisfy the other procedural requirements of the MBCA. If any Company shareholder who asserts dissenters’ rights with respect to its Shares under the MBCA effectively withdraws or otherwise loses for any reason (including failure to perfect) its dissenters’ rights, then as of the Effective Time or the occurrence of such event, whichever later occurs, such holder’s Shares will automatically be canceled and converted into and represent only the right to receive the consideration payable in the Merger, without interest and less any required withholding of taxes, upon surrender of the Share Certificate or Share Certificates formerly representing such dissenting Shares.

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THE PRESERVATION AND EXERCISE OF DISSENTERS’ RIGHTS REQUIRES STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE MBCA. FAILURE TO FULLY AND PRECISELY FOLLOW THE STEPS REQUIRED BY SECTIONS 302A.471 AND 302A.473 OF THE MBCA FOR THE PERFECTION OF DISSENTERS’ RIGHTS WILL RESULT IN THE LOSS OF THOSE RIGHTS. THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING SHAREHOLDERS UNDER THE MBCA IS NOT A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY SHAREHOLDERS DESIRING TO EXERCISE ANY DISSENTERS’ RIGHTS AVAILABLE UNDER THE MBCA AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MBCA.

DISSENTERS’ RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO SHAREHOLDERS IF THE MERGER IS CONSUMMATED. SHAREHOLDERS WHO WILL BE ENTITLED TO DISSENTERS’ RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING DISSENTERS’ RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH SHAREHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

Shareholder Approval of the Merger Not Required.

Section 302A.613(4) of the MBCA provides that, subject to certain statutory requirements, if following completion of a tender offer for stock of a public Minnesota corporation, the stock irrevocably accepted for purchase pursuant to such offer and received by the depositary prior to the expiration of such offer, plus the stock otherwise owned by the acquirer equals at least such percentage of the stock, and of each class or series thereof, of the target corporation that would otherwise be required to adopt a merger agreement under the MBCA or the target’s articles of incorporation, and each outstanding share of each class or series of stock that is the subject of the tender offer and is not irrevocably accepted for purchase in the offer is to be converted in such merger into the right to receive the same amount and kind of consideration to be paid for shares of such class or series of stock irrevocably accepted for purchase in the tender offer, the acquirer can effect a merger without a vote of the shareholders of the target corporation. Accordingly, the parties have agreed that, subject to the conditions specified in the Merger Agreement, including if the Offer is completed and the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to the expiration of the Offer (together with the Shares then owned by Merger Sub, if any) is one Share more than 50% of the then outstanding Shares, the Merger will be effected as soon as practicable following such completion without a vote of the shareholders of the Company, in accordance with Section 302A.613(4) of the MBCA. The Company’s Articles of Incorporation have no restrictions relating to a merger or business combination being undertaken pursuant Section 302A.613(4) of the MBCA.

Antitrust Compliance

The Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (the “FTC”) may review the legality under the antitrust laws of the acquisition of Shares in the Offer; however, because the size of the Offer and Merger are below the thresholds for filing a pre-merger notification under the HSR Act, no filing or waiting period requirements under the HSR Act apply. Nevertheless, at any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, either the Antitrust Division or the FTC could take such action under the antitrust laws of the United States of America as it deems necessary to protect competition in the public interest, including seeking to enjoin the acquisition of Shares in the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or of its subsidiaries or affiliates or requiring other conduct relief. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws of the United States of America seeking similar relief or seeking conditions to the consummation of the Offer. While the Company believes that the consummation of the Offer will not result in a violation of any applicable antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result will be. If any such action is commenced by the FTC, the Antitrust Division or any state or any other person, Parent may not be obligated to consummate the Offer or the Merger.

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Legal Proceedings

As of the date of this Schedule 14D-9, there are currently no legal proceedings pending relating to the Offer or the Merger.

Caution Regarding Forward-Looking Statements

This Schedule 14D-9 and the materials incorporated by reference herein contain forward-looking statements in addition to historical and other information. The Company uses words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “looking forward,” “may,” “plan,” “potential,” “project,” “should,” “target,” “will” and “would,” or any variations of these words, or other words with similar meanings to or that otherwise, identify forward-looking statements. All statements that address activities, events, performance, or developments that the Company intends, expects or believes may occur in the future are forward-looking statements. Forward-looking statements include, among other things, statements about the ability of the parties to complete the Transactions, the Management Projections, and the expected timing of completion of the Transactions, as well as any assumptions underlying any of the foregoing.

The following are some of the factors that could cause actual future results to differ materially from those expressed in any forward-looking statements: (i) uncertainties as to the timing of the Offer; (ii) the risk that the proposed transaction may not be completed in a timely manner or at all; (iii) the possibility that competing offers or acquisition proposals for Qumu will be made; (iv) the possibility that any or all of the various conditions to the consummation of the Offer may not be satisfied or waived; (v) the possibility that prior to the completion of the proposed transaction, Qumu’s business may experience significant disruptions due to transaction-related uncertainty; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances that would require Qumu to pay a termination fee or expense fee; (vii) the risk that the announcement and pendency of the transaction may make it more difficult for Qumu to establish or maintain relationships with employees, channel partners, customers and other business partners, and the potential impact of the announcement and the pendency of the transaction on Qumu’s operating results and business generally; (viii) the risk that shareholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability; and (ix) other factors as set forth from time to time in the Company’s filings with the SEC, including its Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, as well as the Offer to Purchase, this Schedule 14D-9 and other tender offer documents filed from time to time by Enghouse, Parent, Merger Sub and the Company, as applicable. Shareholders cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are based on information currently available to the Company, and the Company expressly disclaims any intent or obligation to update, supplement or revise publicly these forward-looking statements except as required by law. The Company acknowledges that forward-looking statements made in connection with the Offer are not subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995, as amended. The Company is not waiving any other defenses that may be available under applicable law.

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Item 9.	Material to Be Filed as Exhibits

Exhibit No.	Description of Exhibit
(a)(1)(A)	Offer to Purchase, dated January 6, 2023 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by Enghouse Systems Limited, Enghouse Interactive, Inc. and Cosmos Merger Sub, Inc. on January 6, 2023 (the “Schedule TO”)).
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).
(a)(1)(D)	Press Release Issued On January 6, 2023 by Enghouse Systems Limited (incorporated by reference to Exhibit (a)(5)(ii) to the Schedule TO).
(a)(5)(A)	Joint Press Release Issued December 19, 2022 by Qumu Corporation and Enghouse Interactive, Inc. (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on December 19, 2022).
(e)(1)	Agreement and Plan of Merger dated as of December 17, 2022 by and among Enghouse Interactive, Inc., Cosmos Merger Sub, Inc., and Qumu Corporation (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on December 19, 2022).
(e)(2)	Tender and Support Agreement dated as of December 17, 2022 by and among Enghouse Interactive, Inc., Cosmos Merger Sub, Inc. and each of the persons set forth on Schedule A thereto (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on December 19, 2022).
(e)(3)	Confidentiality Agreement dated July 26, 2022 by and between Qumu Corporation and Enghouse Systems Limited (incorporated by reference to Exhibit (d)(2) to the Schedule TO).
(e)(4)	Letter of Intent dated November 8, 2022 by and between Qumu Corporation and Enghouse Systems Limited (incorporated by reference to Exhibit (d)(4) to the Schedule TO).
(e)(5)	Qumu Corporation Second Amended and Restated 2007 Stock Incentive Plan, as amended (incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement filed on May 2, 2022 for the 2022 Annual Meeting of Shareholders held on June 2, 2022).
(e)(6)	Form of Non-Employee Director Restricted Stock Unit Agreement with Deferral Election (incorporated by reference to Exhibit 10.18 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2009).
(e)(7)	Form of Qumu Corporation Performance Stock Unit Award Agreement Approved February 18, 2021 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on February 24, 2021).
(e)(8)	Form of ELT Performance Stock Unit Award Agreement Granted March 30, 2022 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 4, 2022).
(e)(9)	Stock Option Agreement dated December 6, 2021 by and between Qumu Corporation and Thomas A. Krueger (incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2021).
(e)(10)	Letter Agreement effective November 23, 2021 regarding Offer of Employment by Qumu Corporation and Thomas A. Krueger (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on November 30, 2021).
(e)(11)	Offer Letter from Qumu Corporation to Rose Bentley dated April 12, 2022 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 18, 2022).
(e)(12)	Form of Severance/Change in Control Letter Agreement dated February 21, 2013, between the Company and certain executive officers (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K filed on February 27, 2013).
(e)(13)	Excerpts from the Definitive Proxy Statement on Schedule 14A of Qumu Corporation filed with the SEC on May 2, 2022.
(e)(14)	Warrant to Purchase 314,286 shares of Common Stock issued by Qumu Corporation to HCP-FVD, LLC on October 21, 2016 (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on October 25, 2016).

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QUMU CORPORATION

/s/ Rose Bentley
Rose Bentley
Chief Executive Officer
Dated: January 6, 2023

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ANNEX A

Opinion of Craig-Hallum Capital Group LLC

December 17, 2022

Personal and Confidential

Board of Directors of

Qumu Corporation

400 S. 4th St., Suite 401-412

Minneapolis, MN 55415

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the shareholders of Qumu Corporation, a Minnesota corporation (“Target”), of the per share Offer Price (as defined below) to be paid pursuant to a draft of the Agreement and Plan of Merger, dated December 17, 2022 (the “Merger Agreement”), to be entered into among Target, Cosmos Merger Sub, Inc., a Minnesota corporation and a wholly owned subsidiary of the Parent (“Merger Sub”), and Enghouse Interactive, Inc., a Delaware corporation (the “Parent”). The Merger Agreement provides that (i) Merger Sub would commence a tender offer (the “Tender Offer”) to purchase all issued and outstanding shares of the common stock of Target (“Common Stock”) at a price of $0.90 per share, net to the seller in cash, without interest (such amount, or any other amount per share paid in the Offer in accordance with the Merger Agreement, the “Offer Price”), and (ii) following consummation of the Tender Offer, Merger Sub would merge with and into the Target, with the Target surviving the merger (the “Merger”) as a wholly owned subsidiary of Parent, and all shares of Common Stock not tendered and sold pursuant to the Tender Offer would be converted into the right to receive the Offer Price. Capitalized terms used but not defined herein have the meanings set forth in the Merger Agreement. The terms and conditions of the Merger and the Tender Offer are more fully set forth in the Merger Agreement.

In connection with our review of the Merger Transactions, and in arriving at our opinion, we have reviewed (i) the financial terms of the final draft of the Merger Agreement, notated “Project Cosmos – Agreement and Plan of Merger [Tender Offer] DMFIRM_405586810(7)” provided to us on December 16, 2022, (ii) certain financial, operating, and business information related to Target provided to us by management of Target, (iii) Target’s audited financial statements for the years ended December 31, 2020 and December 31, 2021 and unaudited interim financial statements for the nine months ended September 30, 2022, (iv) a detailed Target financial projection model provided December 13, 2022 for the years ending December 31, 2022 through 2026, provided to us by management of Target, (v) other internal documents, including the data room prepared by Target and its advisors, relating to the history, past and current operations, financial conditions, and expected future outlook of Target, provided to us by management of Target, (vi) to the extent publicly available, financial terms of certain acquisition transactions involving companies operating in industries deemed similar to that in which Target operates and selected public companies deemed comparable to Target, (vii) certain publicly available information relative to Target, (viii) certain publicly available market and securities data of Target, and (ix) market data regarding certain other publicly traded companies deemed by us to be comparable to the Target. We had discussions with members of the management of Target concerning the information referred to above and the background and other elements of the Merger Transactions as well as the financial condition, current operating results and business outlook for Target on a stand-alone basis. In addition, we have conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as we have deemed necessary in arriving at our opinion.

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We have relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to us or discussed with or reviewed by us. We have further relied upon the assurances of the management of Target that the financial information provided by Target has been prepared on a reasonable basis in accordance with industry practice, and that they are not aware of any information or facts that would make any information provided to us incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of this opinion, we have assumed that with respect to financial forecasts, estimates and other forward-looking information reviewed by us, such information has been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of Target as to the expected future results of operations and financial condition of Target. We express no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of Target since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this opinion. We have relied, with your consent, on advice of the outside counsel and the independent accountants to Target, and on the assumptions of the management of Target, as to all accounting, legal, tax, and financial reporting matters with respect to Target, the Merger Transactions and the Merger Agreement.

In arriving at our opinion, we have assumed that the executed Merger Agreement will be in all material respects identical to the last draft reviewed by us, unless otherwise noted herein. We have relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the Merger Agreement and all other related documents and instruments that are referred to therein are true and correct, (ii) each party to such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party, (iii) the Merger Transactions will be consummated pursuant to the terms of the Merger Agreement without amendments thereto, (iv) all conditions to the consummation of the Merger Transactions will be satisfied without waiver by any party of any conditions or obligations thereunder, and (v) that there will not be any adjustment to Target’s capital structure prior to the Merger Transactions that results in any adjustment to the Offer Price. Additionally, we have assumed that all the necessary regulatory approvals and consents required for the Merger Transactions will be obtained in a manner that will not adversely affect Target or the contemplated benefits of the Merger Transactions.

In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of Target, including the valuation of Target’s net operating loss, and have not been furnished or provided with any such appraisals or valuations, nor have we evaluated the solvency of Target under any state or federal law relating to bankruptcy, insolvency, fraudulent conveyance or similar matters. The analyses performed by us in connection with this opinion were going concern analyses. We express no opinion regarding the liquidation value of Target or any other entity. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Target or any of their affiliates is a party or may be subject, and at the direction of Target and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. We have also assumed that Target is not party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture, or spin-off, other than the Merger Transactions.

This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the price at which shares of Target Common Stock may trade following announcement of the Merger Transactions or at any future time. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

We have been engaged by Target for purposes of rendering this opinion and will receive a fee in connection with delivery of this opinion. The opinion fee is not contingent upon the consummation of the Merger Transactions or the conclusions reached in our opinion. Target has also agreed to indemnify us against certain liabilities and reimburse us for certain expenses in connection with our services. In the ordinary course of our business, we and our affiliates may actively trade securities of Target for our own account or the account of our customers and, accordingly, may at any time hold a long or short position in such securities. We have in the past provided investment banking and financial advisory services to Target and have received fees for the rendering of such services. These services include acting as underwriter in connection with Target’s February 2021 public offering of Common Stock, for which we received a customary commission, and acting as sole book-running manager in connection with Target’s November 2019 public offering of Common Stock, for which we received a customary commission. We may also, in the future, provide investment banking and financial advisory services to Target, or entities that are affiliated with Target, for which we would expect to receive compensation.

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This opinion is provided to the board of directors of Target in connection with its consideration of the Transaction and is not intended to be and does not constitute a recommendation to any shareholder of Target. This opinion shall not be disclosed, referred to, published, or otherwise used (in whole or in part), nor shall any public references to us be made, without our prior written approval. This opinion has been approved for issuance by the Craig-Hallum Opinion Committee.

This opinion addresses solely the fairness, from a financial point of view, to the holders of shares of Common Stock of Target, other than Excluded Shares and Dissenting Shares, of the Offer Price to be paid to such holders pursuant to the Merger Agreement and does not address any other terms or agreement relating to the Merger Transactions or any other terms of the Merger Agreement. We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Merger Transactions, the merits of the Merger Transactions relative to any alternative transaction or business strategy that may be available to Target, Parent’s ability to fund the Offer Price or any other terms contemplated by the Merger Agreement. With respect to the Offer Price payable under the Merger Agreement, this opinion relates solely to the per share consideration payable to the equity holders of Target as a whole; we did not analyze any class of securities separately and we do not express any opinion regarding the consideration allocated or paid to any specific class of securities or to any individual stockholders. Furthermore, we express no opinion with respect to the amount or nature of compensation to any officer, director, or employee of any party to the Merger Transactions, or any class of such persons, relative to the compensation to be received by holders of Target Common Stock in the Merger Transactions or with respect to the fairness of any such compensation.

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that the Offer Price to be paid to the shareholders of Target in the Merger Transactions is fair, from a financial point of view, as of the date hereof.

Very truly yours,

Craig-Hallum Capital Group LLC

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ANNEX B

Minnesota Business Corporation Act, Sections 302A.471 and 302A.473

302A.471 RIGHTS OF DISSENTING SHAREHOLDERS.

Subdivision 1. Actions creating rights. A shareholder of a corporation may dissent from, and obtain payment for the fair value of the shareholder’s shares in the event of, any of the following corporate actions:

(a) unless otherwise provided in the articles, an amendment of the articles that materially and adversely affects the rights or preferences of the shares of the dissenting shareholder in that it:

(1) alters or abolishes a preferential right of the shares;

(2) creates, alters, or abolishes a right in respect of the redemption of the shares, including a provision respecting a sinking fund for the redemption or repurchase of the shares;

(3) alters or abolishes a preemptive right of the holder of the shares to acquire shares, securities other than shares, or rights to purchase shares or securities other than shares;

(4) excludes or limits the right of a shareholder to vote on a matter, or to cumulate votes, except as the right may be excluded or limited through the authorization or issuance of securities of an existing or new class or series with similar or different voting rights; except that an amendment to the articles of an issuing public corporation that provides that section 302A.671 does not apply to a control share acquisition does not give rise to the right to obtain payment under this section; or

(5) eliminates the right to obtain payment under this subdivision;

(b) a sale, lease, transfer, or other disposition of property and assets of the corporation that requires shareholder approval under section 302A.661, subdivision 2, but not including a disposition in dissolution described in section 302A.725 subdivision 2, or a disposition pursuant to an order of a court, or a disposition for cash on terms requiring that all or substantially all of the net proceeds of disposition be distributed to the shareholders in accordance with their respective interests within one year after the date of disposition;

(c) a plan of merger, whether under this chapter or under chapter 322C, to which the corporation is a constituent organization, except as provided in subdivision 3, and except for a plan of merger adopted under section 302A.626;

(d) a plan of exchange, whether under this chapter or under chapter 322C, to which the corporation is a party as the corporation whose shares will be acquired by the acquiring organization, except as provided in subdivision 3;

(e) a plan of conversion is adopted by the corporation and becomes effective;

(f) an amendment of the articles in connection with a combination of a class or series under section 302A.402 that reduces the number of shares of the class or series owned by the shareholder to a fraction of a share if the corporation exercises its right to repurchase the fractional share so created under section 302A.423; or

(g) any other corporate action taken pursuant to a shareholder vote with respect to which the articles, the bylaws, or a resolution approved by the board directs that dissenting shareholders may obtain payment for their shares.

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Subd. 2. Beneficial owners. (a) A shareholder shall not assert dissenters’ rights as to less than all of the shares registered in the name of the shareholder, unless the shareholder dissents with respect to all the shares that are beneficially owned by another person but registered in the name of the shareholder and discloses the name and address of each beneficial owner on whose behalf the shareholder dissents. In that event, the rights of the dissenter shall be determined as if the shares as to which the shareholder has dissented and the other shares were registered in the names of different shareholders.

(b) A beneficial owner of shares who is not the shareholder may assert dissenters’ rights with respect to shares held on behalf of the beneficial owner, and shall be treated as a dissenting shareholder under the terms of this section and section 302A.473, if the beneficial owner submits to the corporation at the time of or before the assertion of the rights a written consent of the shareholder.

Subd. 3. Rights not to apply. (a) Unless the articles, the bylaws, or a resolution approved by the board otherwise provide, the right to obtain payment under this section does not apply to a shareholder of (1) the surviving corporation in a merger with respect to shares of the shareholder that are not entitled to be voted on the merger and are not canceled or exchanged in the merger or (2) the corporation whose shares will be acquired by the acquiring organization in a plan of exchange with respect to shares of the shareholder that are not entitled to be voted on the plan of exchange and are not exchanged in the plan of exchange.

(b) If a date is fixed according to section 302A.445, subdivision 1, for the determination of shareholders entitled to receive notice of and to vote on an action described in subdivision 1, only shareholders as of the date fixed, and beneficial owners as of the date fixed who hold through shareholders, as provided in subdivision 2, may exercise dissenters’ rights.

(c) Notwithstanding subdivision 1, the right to obtain payment under this section, other than in connection with a plan of merger adopted under section 302A.613 subdivision 4, or 302A.621, is limited in accordance with the following provisions:

(1) The right to obtain payment under this section is not available for the holders of shares of any class or series of shares that is listed on the New York Stock Exchange, NYSE MKT LLC, the Nasdaq Global Market, the NASDAQ Global Select Market, the Nasdaq Capital Market, or any successor to any such market.

(2) The applicability of clause (1) is determined as of:

(i) the record date fixed to determine the shareholders entitled to receive notice of, and to vote at, the meeting of shareholders to act upon the corporate action described in subdivision 1; or

(ii) the day before the effective date of corporate action described in subdivision 1 if there is no meeting of shareholders.

(3) Clause (1) is not applicable, and the right to obtain payment under this section is available pursuant to subdivision 1, for the holders of any class or series of shares who are required by the terms of the corporate action described in subdivision 1 to accept for such shares anything other than shares, or cash in lieu of fractional shares, of any class or any series of shares of a domestic or foreign corporation, or any other ownership interest of any other organization, that satisfies the standards set forth in clause (1) at the time the corporate action becomes effective.

Subd. 4. Other rights. The shareholders of a corporation who have a right under this section to obtain payment for their shares, or who would have the right to obtain payment for their shares absent the exception set forth in paragraph (c) of subdivision 3, do not have a right at law or in equity to have a corporate action described in subdivision 1 set aside or rescinded, except when the corporate action is fraudulent with regard to the complaining shareholder or the corporation.

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302A.473 PROCEDURES FOR ASSERTING DISSENTERS’ RIGHTS.

Subdivision 1. Definitions. (a) For purposes of this section, the terms defined in this subdivision have the meanings given them.

(b) “Corporation” means the issuer of the shares held by a dissenter before the corporate action referred to in section 302A.471, subdivision 1 or the successor by merger of that issuer.

(c) “Fair value of the shares” means the value of the shares of a corporation immediately before the effective date of the corporate action referred to in section 302A.471, subdivision 1.

(d) “Interest” means interest commencing five days after the effective date of the corporate action referred to in section 302A.471, subdivision 1, up to and including the date of payment, calculated at the rate provided in section 549.09, subdivision 1, paragraph (c), clause (1).

Subd. 2. Notice of action. (a) If a corporation calls a shareholder meeting at which any action described in section 302A.471, subdivision 1 is to be voted upon, the notice of the meeting shall inform each shareholder of the right to dissent and shall include a copy of section 302A.471 and this section and a brief description of the procedure to be followed under these sections.

(b) In connection with a qualified offer as described in section 302A.613, subdivision 4, the constituent corporation subject to the offer may, but is not required to, send to all shareholders a written notice informing each shareholder of the right to dissent and must include a copy of this section and section 302A.471 and a brief description of the procedure to be followed under these sections. To be effective, the notice must be sent as promptly as practicable at or following the commencement of the offer, but in any event at least ten days before the consummation of the offer.

Subd. 3. Notice of dissent. If the proposed action must be approved by the shareholders and the corporation holds a shareholder meeting, a shareholder who is entitled to dissent under section 302A.471 and who wishes to exercise dissenters’ rights must file with the corporation before the vote on the proposed action a written notice of intent to demand the fair value of the shares owned by the shareholder and must not vote the shares in favor of the proposed action. If the proposed action is to be effected pursuant to section 302A.613, subdivision 4, and the corporation has elected to send a notice of action in accordance with subdivision 2, paragraph (b), a shareholder who is entitled to dissent under section 302A.471and who wishes to exercise dissenters’ rights must not tender the shares owned by the shareholder in response to the offer and must file with the corporation a written notice of intent to demand the fair value of the shares owned by the shareholder. Written notice must be filed with the corporation before the consummation of the offer.

Subd. 4. Notice of procedure; deposit of shares. (a) After the proposed action has been approved by the board and, if necessary, the shareholders, the corporation shall send (i) in any case where subdivision 3 is applicable, to all shareholders who have complied with subdivision 3, (ii) in any case where a written action of shareholders gave effect to the action creating the right to obtain payment under section 302A.471, to all shareholders who did not sign or consent to a written action that gave effect to the action creating the right to obtain payment under section 302A.471, and (iii) in any other case, to all shareholders entitled to dissent, a notice that contains:

(1) the address to which a demand for payment and certificates of certificated shares must be sent in order to obtain payment and the date by which they must be received;

(2) any restrictions on transfer of uncertificated shares that will apply after the demand for payment is received;

(3) a form to be used to certify the date on which the shareholder, or the beneficial owner on whose behalf the shareholder dissents, acquired the shares or an interest in them and to demand payment; and

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(4) a copy of section 302A.471 and this section and a brief description of the procedures to be followed under these sections.

(b) In order to receive the fair value of the shares, a dissenting shareholder must demand payment and deposit certificated shares or comply with any restrictions on transfer of uncertificated shares within 30 days after the notice required by paragraph (a) was given, but the dissenter retains all other rights of a shareholder until the proposed action takes effect.

Subd. 5. Payment; return of shares. (a) After the corporate action takes effect, or after the corporation receives a valid demand for payment, whichever is later, the corporation shall remit to each dissenting shareholder who has complied with subdivisions 3 and 4 the amount the corporation estimates to be the fair value of the shares, plus interest, accompanied by:

(1) the corporation’s closing balance sheet and statement of income for a fiscal year ending not more than 16 months before the effective date of the corporate action, together with the latest available interim financial statements;

(2) an estimate by the corporation of the fair value of the shares and a brief description of the method used to reach the estimate; and

(3) a copy of section 302A.471 and this section, and a brief description of the procedure to be followed in demanding supplemental payment.

(b) The corporation may withhold the remittance described in paragraph (a) from a person who was not a shareholder on the date the action dissented from was first announced to the public or who is dissenting on behalf of a person who was not a beneficial owner on that date. If the dissenter has complied with subdivisions 3 and 4, the corporation shall forward to the dissenter the materials described in paragraph (a), a statement of the reason for withholding the remittance, and an offer to pay to the dissenter the amount listed in the materials if the dissenter agrees to accept that amount in full satisfaction. The dissenter may decline the offer and demand payment under subdivision 6. Failure to do so entitles the dissenter only to the amount offered. If the dissenter makes demand, subdivisions 7 and 8 apply.

(c) If the corporation fails to remit payment within 60 days of the deposit of certificates or the imposition of transfer restrictions on uncertificated shares, it shall return all deposited certificates and cancel all transfer restrictions. However, the corporation may again give notice under subdivision 4 and require deposit or restrict transfer at a later time.

Subd. 6. Supplemental payment; demand. If a dissenter believes that the amount remitted under subdivision 5 is less than the fair value of the shares plus interest, the dissenter may give written notice to the corporation of the dissenter’s own estimate of the fair value of the shares, plus interest, within 30 days after the corporation mails the remittance under subdivision 5, and demand payment of the difference. Otherwise, a dissenter is entitled only to the amount remitted by the corporation.

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Subd. 7. Petition; determination. If the corporation receives a demand under subdivision 6, it shall, within 60 days after receiving the demand, either pay to the dissenter the amount demanded or agreed to by the dissenter after discussion with the corporation or file in court a petition requesting that the court determine the fair value of the shares, plus interest. The petition shall be filed in the county in which the registered office of the corporation is located, except that a surviving foreign corporation that receives a demand relating to the shares of a constituent domestic corporation shall file the petition in the county in this state in which the last registered office of the constituent corporation was located. The petition shall name as parties all dissenters who have demanded payment under subdivision 6 and who have not reached agreement with the corporation. The corporation shall, after filing the petition, serve all parties with a summons and copy of the petition under the Rules of Civil Procedure. Nonresidents of this state may be served by registered or certified mail or by publication as provided by law. Except as otherwise provided, the Rules of Civil Procedure apply to this proceeding. The jurisdiction of the court is plenary and exclusive. The court may appoint appraisers, with powers and authorities the court deems proper, to receive evidence on and recommend the amount of the fair value of the shares. The court shall determine whether the shareholder or shareholders in question have fully complied with the requirements of this section, and shall determine the fair value of the shares, taking into account any and all factors the court finds relevant, computed by any method or combination of methods that the court, in its discretion, sees fit to use, whether or not used by the corporation or by a dissenter. The fair value of the shares as determined by the court is binding on all shareholders, wherever located. A dissenter is entitled to judgment in cash for the amount by which the fair value of the shares as determined by the court, plus interest, exceeds the amount, if any, remitted under subdivision 5, but shall not be liable to the corporation for the amount, if any, by which the amount, if any, remitted to the dissenter under subdivision 5 exceeds the fair value of the shares as determined by the court, plus interest.

Subd. 8. Costs; fees; expenses. (a) The court shall determine the costs and expenses of a proceeding under subdivision 7, including the reasonable expenses and compensation of any appraisers appointed by the court, and shall assess those costs and expenses against the corporation, except that the court may assess part or all of those costs and expenses against a dissenter whose action in demanding payment under subdivision 6 is found to be arbitrary, vexatious, or not in good faith.

(b) If the court finds that the corporation has failed to comply substantially with this section, the court may assess all fees and expenses of any experts or attorneys as the court deems equitable. These fees and expenses may also be assessed against a person who has acted arbitrarily, vexatiously, or not in good faith in bringing the proceeding, and may be awarded to a party injured by those actions.

(c) The court may award, in its discretion, fees and expenses to an attorney for the dissenters out of the amount awarded to the dissenters, if any.

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